Table of Contents

02	Corporate Profile

05	Chairman and Chief Executive Officer’s Letter

08	Key Financial Information

10	Business Overview

16	Operation and Financial Review and Prospects

27	Management Team

30	Report of Independent Registered Public Accounting Firm

32	Consolidated Balance Sheets as of December 31, 2004, 2005 and 2006

33	Consolidated Statements of Operations for the Years Ended December 31, 2004, 2005 and 2006

34	Consolidated Statements of Shareholders’ Equity and Comprehensive(Loss)Income for the Years Ended December 31, 2004, 2005 and 2006

35	Consolidated Statements of Cash Flow for the Years Ended December 31, 2004, 2005 and 2006

36	Notes to the Consolidated Financial Statements

About KongZhong Corporation

KongZhong Corporation (NASDAQ: KONG), is one of China’s leading providers of wireless value-added services and a wireless media company providing news, content and mobile advertising services through its wireless Internet sites. The Company delivers wireless value-added services to consumers in China through multiple technology platforms including wireless application protocol (WAP), multimedia messaging service (MMS), JAVATM, short messaging service (SMS), interactive voice response (IVR), and color ring-back tone (CRBT). The Company also operates two wireless Internet sites, Kong.net and Ko.cn, which enable users to access media, entertainment and community content directly from their mobile phones.

Chairman and Chief Executive
Officer’s Statement

Dear Shareholders:

On behalf of the Board of Directors and the management team, we are pleased to present you with our 2006 annual report. The year 2006 was a challenging one for us. Due to all of our employees’ efforts, we made significant progress in our strategic initiatives. I am pleased to highlight the regulatory changes in 2006, our responses to them and our achievements.

Satisfactory financial performance

In 2006, we reported gross revenues of US$106.8 million, an increase of 37% from 2005. In addition, our 2006 net income reached US$24.7 million, and we generated approximately US$28 million in operating cash flow in 2006. We have a strong balance sheet – more than $115 million in cash as of March 31, 2007 and no debt. I am very proud of our financial performance in 2006, despite of the tough operating environment in the second half of 2006.

Regulatory changes and our responses

On July 6, 2006, China Mobile announced a series of measures that, among other things, imposed a one-month free trial period for new subscribers, required that new users confirm subscriptions twice and mandated the termination of WAP subscriptions that have not been active for more than four months. During the second half of 2006, the other Chinese telecommunications operators also announced new rules requiring double confirmation of new subscriptions.

As a result of these new measures, subscriptions no longer account for the majority of our revenues. Also mainly because of these new measures, our revenues have experienced quarter-over-quarter decreases since the third quarter of 2006.

In response to the regulatory changes, in July 2006 we announced plans to lay off approximately 15% of our workforce. In addition, we shifted the focus of our promotions onto single-transaction products, expanded our distribution channels and enhanced our strategic alliances with mobile handset manufacturers. We also accelerated the development of our wireless Internet business, which is less dependent on the telecommunications operators. We believe these counter-measures to some extent mitigated the impact of the regulatory changes upon our business.

Increasing market share in WVAS industry

During 2006, we continued our growth strategy of diversifying our business across operators and technology platforms. We believe we have executed well and increased our market share in the WVAS industry. We have always been focused on 2.5G wireless technology and are a pioneer in 2.5 G WVAS in China. According to Analysys International, we were the leading WVAS provider on the MMS technology platform and were ranked second on the WAP technology platform in 2006. While maintaining our leading position in 2.5G, we have improved our market position in 2G services. In 2006, our 2G revenue grew 157% from 2005 levels to reach US$54.7 million. With our acquisition of Sharp Edge, we have also become one of the top WVAS providers for China Telecom and China Netcom users. We believe we were the second largest WVAS provider in China in terms of revenue in 2006.

Wireless Internet

While expanding our offerings on Kong.net in 2006, we conducted a major advertising campaign to drive traffic to and promote recognition of Kong.net and our corporate brand. We believe the brand awareness of Kong.net was significantly increased by our advertising campaign. According to Analysys International, Kong.net was one of the leading wireless Internet portals in China in 2006. Kong.net was also named “Media with the Highest Potential” at the 2006 China Advertising Summit.

In March 2007, we launched our wireless Internet community site Ko.cn and conducted two major marketing campaigns to increase the user base of Ko.cn. We believe synergy can be developed between Kong.net and Ko.cn that will significantly increase traffic to, and user stickiness at, these two sites, and promote our corporate brand.

Wireless Internet is at early stage of development in China. We believe that mobile phone users demand increasing amounts of information and entertainment, and wireless Internet will blossom to satisfy this ever-growing demand. Our vision is to build Kong.net into the largest wireless Internet portal in China in terms of traffic, user base, and, eventually mobile advertising revenue.

Our wireless Internet business is a new business and strategic initiative that we are undertaking with the aim of further expanding our product offerings, strengthening our competitive advantages, increasing corporate brand awareness and preparing ourselves for the eventual launch of 3G networks in China. Although the traffic from the users’ mobile phones to the wireless Internet sites is still carried by telecommunications operators, our wireless Internet business does not rely on the telecommunications operators for billing and collection, and is not as heavily affected by the policies or guidelines of telecommunications operators as our WVAS business. We believe the wireless Internet strategic initiative is an important part of our efforts to continue growing our business over the long term. We plan to continue devoting significant human and financial resources to the wireless Internet initiative to establish and secure our early leadership position.

In conclusion, in the rest of 2007, we will continue to focus on generating profit and cash flow from WVAS while investing in our wireless Internet initiative. I strongly believe that we will continue to maintain our market leadership position and deliver superior returns to our shareholders. We look forward to continuing our communication with you and receiving your continuous support.

Yunfan Zhou
Chairman and Chief Executive Officer

Key Financial Information

Our audited historical consolidated financial statements have been prepared and presented in accordance with the generally accepted accounting principles in the United States, or U.S. GAAP.

	For the period from May 6, 2002 to December 31,	For the year ended December 31,
Consolidated statements of operations data	2002	2003	2004	2005	2006(2)
	(In thousands of U.S. dollars, except for shares and per share data)
Gross revenues	$200.3	$7,806.7	$47,962.2	$77,752.8	$106,769.2
Cost of revenues	(84.3)	(2,284.0)	(15,704.8)	(31,323.1)	(47,665.4)
Gross profit	116.0	5,522.7	32,264.4	46,429.7	59,103.8
Operating expenses:
Product development	164.2	1,382.7	4,483.4	8,530.8	12,026.2
Selling and marketing	128.9	849.9	3,287.9	5,389.8	16,755.2
General and administrative	317.3	883.0	4,704.6	7,607.0	9,105.2
Class action lawsuit settlement and legal expenses	-	-	-	4,843.4	-
Total operating expenses	610.4	3,115.6	12,475.9	26,371.0	37,886.6
(Loss) Income from operations	(494.4)	2,407.1	19,788.5	20,058.7	21,217.2
Other (expenses) Income, net	-	-	(23.9)	6.5	(49.1)
Interest income, net	0.5	1.0	604.7	2,639.5	3,866.9
Gain on sales of Investment	-	-	-	-	1,240.8
Net (loss) income before Income taxes	-	-	20,369.3	22,704.7	26,275.8
Income tax expense - current	(493.9)	2,408.1	-	530.4	1,584.2
Net (loss) income	$(493.9)	$2,408.1	$20,369.3	$22,174.3	$24,691.6
Net Income per share:
Basic	$0.00	$0.01	$0.02	$0.02	$0.02
Diluted	$0.00	$0.00	$0.02	$0.02	$0.02
Shares used in calculating net Income per share:
Basic	415,547,794	469,000,000	903,010,929	1,337,102,380	1,399,872,743
Diluted(1)	415,547,794	1,094,824,434	1,250,640,982	1,424,683,570	1,418,252,296

(1)
As of December 31, 2002, 2003, 2004, 2005 and 2006, we had nil, nil, 33,260,000, nil and 60,464,840 ordinary share equivalents, respectively, outstanding that could have potential diluted Income per share in the future, but that were excluded in the computation of diluted income per share in the period, as their exercise prices were above the average market values in such period.

(2)
In 2006, we changed the method of accounting for stock-based compensation to conform to Statement of Financial Accounting Standard No. 123 (revised 2004), “share-Based Payment,” effective on January 1, 2006.

	As of December 31,
Consolidated balance sheets data	2002	2003	2004	2005	2006
	(in thousands of U.S. dollars)
Cash and cash equivalents	$2,646.2	$3,742.6	$90,714.1	$117,141.5	$131,402.0
Accounts receivable, net	132.3	1,703.9	10,198.8	10,833.9	11,568.8
Property and equipment, net	251.0	848.5	2,484.2	3,116.4	3,100.8
Acquired intangible assets, net	-	-	-	260.8	1,997.6
Long-term investment	-	-	-	500.0	-
Goodwill	-	-	-	1,169.1	15,835.9
Total assets	3,101.3	6,567.5	104,372.7	135,083.2	166,741.0
Total current liabilities	75.0	1,047.3	4,443.6	11,265.3	10,821.5
Series B redeemable convertible preferred shares	2,970.0	2,970.0	-	-	-
Total shareholders’ equity	56.3	2,550.1	99,808.3	123,773.7	155,777.0
Total liabilities, minority interests and shareholders’ equity	3,101,.3	6,567.5	104,372.7	135,083.2	166,741.0

	For the period from May 6, 2002 to December 31,	For the year ended December 31,
Other consolidated financial data	2002	2003	2004	2005	2006
	(In thousands of U.S. dollars)
Net cash (used in) provided by:
Operating activities	$(579.7)	$1,959.7	$15,844.7	$29,569.0	$28,010.0
Investing activities	(292.4)	(864.0)	(2,430.2)	(4,081.7)	(17,916.5)
Financing activities	3,520.3	-	73,555.5	205.8	2,190.3

Business Overview

History and Development of the Company

We were incorporated on May 6, 2002 under the laws of the Cayman Islands as Communication Over The Air Inc., an exempted limited liability company. In March 2004, we changed our name to KongZhong Corporation. We are headquartered in Beijing, China, and provide wireless value-added services and wireless Internet sites to mobile phone users throughout China.

We conduct our business in China solely through our wholly-owned subsidiaries, KongZhong Beijing, KongZhong China and Beijing Anjian Xingye. In order to meet domestic ownership requirements under PRC law, which restrict us and our subsidiaries, as foreign or foreign-invested companies, respectively, from operating certain value-added telecommunications and Internet services, we operate our wireless value-added services through Beijing AirInbox, Beijing Boya Wuji, Beijing WINT, Beijing Chengxitong and BJXR, all of which are based in China and are wholly owned by PRC citizens. We do not have any equity interests in Beijing AirInbox, Beijing Boya Wuji, Beijing WINT, Beijing Chengxitong or BJXR, but enjoy the economic benefits of these companies through a series of contractual arrangements as described below.

Our principal executive office is located at 35th Floor, Tengda Plaza, No. 168, Xizhimenwai Street, Beijing, China, 100044. Our telephone number is (8610) 8857-6000. The address of our primary website is www.KongZhong.com and the address of our primary wireless Internet site is Kong.net. Information contained on our website or our wireless Internet site does not constitute a part of this annual report. Our agent for service of process is CT Corporation System located at 111 Eighth Avenue, New York, New York, 10011.

In July 2004, we completed the initial public offering of our ADSs representing our ordinary shares and listed the ADSs on the Nasdaq Global Market, or Nasdaq.

Our Business

Our Wireless Value-Added Services

The following are the three major service areas on which we focus:

* Interactive Entertainment. We offer a wide range of interactive entertainment services, including mobile games, karaoke, electronic books and mobile phone personalization features, such as ringtones, wallpaper, icons, clocks and calendars. We provide our interactive entertainment services through all of our technology platforms. Mobile phone users can download on demand or subscribe for regular downloads of our interactive entertainment services, although most of our mobile games are offered on a single-transaction basis. Some of our most popular interactive entertainment services include:

Mobile Games. We focus on offering mobile games based on 2.5G platforms including WAP and JavaTM. In 2005, we established a dedicated mobile games product development team to develop and publish 2.5G mobile games and also acquired Tianjin Mammoth, a mobile games developer. As of December 31, 2006, we had a library of over 100 internally developed mobile game titles. We focused in 2006 on mobile on-line games. Our internally developed mobile on-line game “e 3-Kingdom” was named “Most Popular Mobile Networking Game” at the 2006 China Joy Best Games Contest.

Pictures and Logos. Mobile phone users can download pictures and logos to personalize the background of their mobile phone screens. Such pictures include cartoons, pets and scenic photos.

Polyphonic Ringtones. Our ringtones enable a mobile phone user to personalize their ringtones using the melodies of their favorite songs or special sound effects.

*Media. Users can download our media content on either a single-transaction basis or a monthly subscription basis. Media content covers international and domestic news, entertainment, sports, fashion, lifestyle and other special interest areas. Some of our most popular media services include:

News. We offer international and domestic news, delivered in a format easy for the reader to peruse. Our WAP version enables users to easily search for news that interests them.

Entertainment. Our entertainment magazine focuses on high-profile celebrities and includes star biographies, interviews and photos.

Sports. Our sports magazine features sports news, game scores and information about sports stars.

* Community. Users can engage in community-oriented activities such as interactive chatting, message boards, dating and networking. Users may access our community services on a monthly subscription basis or single-transaction basis. Some of our most popular community services include:

Chat. We offer a variety of chat services. For instance, we have a virtual reality game that allows mobile phone users to choose the lifestyle they dream of and interact with the city’s other inhabitants/players.

Dating. Our dating mobile services are highly popular. We have a mobile chat and dating service available on WAP and MMS that allows users to utilize the enhanced features of 2.5G technology to choose their chatting partners from a selection of pictures taken with users’ mobile phone cameras. We also offer a WAP-based dating service designed to simulate a campus environment tailored for students.

Photo Albums. Our photo albums allow mobile users to post and arrange their photos taken with their mobile handsets into albums accessible via their handsets. Utilizing the WAP technology platform, mobile users can access photo albums in a manner similar to accessing photo albums on the Internet.

Our Wireless Internet Business

We have developed a wireless Internet site that customers can visit from their mobile phones through their WAP browser while using 2.5G mobile networks. Our original wireless Internet domain name, or URL, was cota.cn before we moved to Kong.net in 2006. Our wireless Internet site is independent of the telecommunications operators’ portals, including China Mobile’s MonternetTM portal. Through Kong.net, we offer news, community services, games and other interactive media and entertainment services to our customers free of charge. We also sell advertising space on Kong.net in the form of text-link, banner and button advertisements. We launched our wireless Internet site in 2004, and began expanding our offerings in 2005 and 2006. We conducted a major advertising campaign in 2006 to drive traffic to our wireless Internet site and promote recognition of Kong.net and our corporate brand. We believe, based on a market survey that we commissioned, that the brand awareness of Kong.net was significantly increased by our advertising campaign. Kong.net was named “Media with the Highest Potential” at the 2006 China Advertising Summit. In 2006, we began to generate mobile advertising revenues from the business.

We have signed cooperation agreements with over 50 content providers including Beijing Mapabc, a digital map provider, SouFun.com, a real estate portal, and Hexun.com, an on-line financial news provider, to include selected content from these providers on Kong.net. We are also working to enhance our wireless Internet search capability.

In March 2007, we launched our wireless Internet community site Ko.cn and conducted two major marketing campaigns to increase the user base of Ko.cn. Kong.net and Ko.cn contain links to each other. We believe synergy can be developed between Kong.net and Ko.cn that will significantly increase traffic to, and user stickiness at, these two sites, and promote our corporate brand.

Our wireless Internet business is a new business and strategic initiative that we are undertaking with the aim of further expanding our product offerings, strengthening our competitive advantages, increasing corporate brand awareness and preparing ourselves for the eventual launch of 3G networks in China. We believe that mobile phone users demand increasing amounts of information and entertainment and that wireless Internet sites offer the most convenient means to satisfy this demand. Although the traffic from the users’ mobile phones to the WAP sites is still carried by telecommunications operators, our wireless Internet business does not rely on the telecommunications operators for billing and collection, and is not as heavily affected by the policies or guidelines of telecommunications operators as our wireless value-added services business. We believe this strategic initiative is an important part of our efforts to continue growing our business over the long term.

We believe that mobile advertising revenues generated from our wireless Internet business may eventually become a significant revenue source if the volume of traffic to our wireless Internet sites becomes sufficiently large and the mobile advertising market grows steadily. However, we do not expect any contribution to net income from our wireless Internet business during the next few years.

Our Technology Platforms

2.5G Wireless Standard

We deliver our 2.5G services primarily to users of mobile phones that either are based on the global system for mobile communication, or GSM, standard and utilize general packet radio service, or GPRS, technology or are based on the code-division multiple access, or CDMA, standard and utilize CDMA 1x technology, in both cases through the WAP, MMS and JavaTM technology platforms.

* Wireless Application Protocol (WAP). WAP allows users to browse content on their mobile phones so that users can request and receive information in a manner similar to accessing information on Internet web sites using personal computers. We provide our WAP services primarily over China Mobile’s GPRS networks. Our WAP services allow users to download color and animated pictures, logos and wallpaper, interactive mobile games, customized ringtones and other Internet content. We launched WAP services in May 2002, but did not begin to receive revenues for such services until September 2002, when China Mobile began to allow service providers to charge fees for WAP services. In 2006, China Mobile selected us to provide services on two of China Mobile’s nine premium WAP channels, the game channel and the music channel, for an initial period of six months. These channels were launched in December 2006 and serve to enhance the visibility of our products on China Mobile’s MonternetTM site.

* Multimedia Messaging Services (MMS). MMS is a messaging service that we deliver over GPRS networks and that, in China, allows up to 50 kilobytes of data to be transmitted in a single message, compared to 140 bytes of data via SMS. As a result, MMS enables users to download colorful pictures and advanced ringtones. We launched MMS services in October 2002, but did not begin to receive revenues for such services until April 2003, when China Mobile started to allow service providers to charge fees for MMS. Our monthly subscription services automatically send information to users’ mobile phones, and include news, beauty, celebrity photographs and special collectible items. Our services that can be downloaded on a single-transaction basis include pictures, screensavers, ringtones and special sound effects.

* JavaTM. JavaTM technology allows mobile phone users to play interactive and networked mobile games, perform karaoke and download applications, such as screensavers and clocks, to customize their mobile phone settings.

We launched services based on the JavaTM programming language in September 2003, but did not begin to receive revenues for such services until November 2003, when China Mobile started to allow service providers to charge fees for JavaTM services. Although our JavaTM revenues decreased in 2006 because of users’ dissatisfaction with the instability of the China Mobile interface for mobile games, we expect revenues from our JavaTM-based services to rebound as more models of mobile phones sold in China incorporate this technology and we develop new services utilizing the JavaTM language.

2G Wireless Standard

We deliver our 2G services primarily through the SMS, IVR and CRBT technology platforms.

* Short Messaging Services (SMS). SMS is the basic form of mobile messaging service, and is supported by substantially all mobile phone models currently sold. Users can receive our products and services, which include news, jokes, weather forecasts and short stories, through their mobile phones on a subscription or single transaction basis. We launched and began receiving revenues from SMS in July 2002.

* Interactive Voice Response (IVR). Interactive voice response services allow users to access voice content from their mobile phones, including music, chat, foreign-language instruction and novels. We launched and began receiving revenues from IVR services in December 2003.

* Color Ring Back Tone (CRBT). Color ring back tones allow a mobile phone user to customize the sound that callers hear when ringing the user’s mobile phone. We offer a variety of entertaining content, including pre-recorded messages, movie dialogues and soundtracks and a wide range of classical and popular music. We launched and began receiving revenues from our CRBT services in October 2003.

Although our focus has been and remains on providing services based on 2.5G technology platforms, we have continued to pursue a diversified growth strategy. In 2005, our product development and sales and marketing teams increased their efforts to develop and promote 2G services, and we continued these efforts in 2006. The portion of our total revenues from 2G services grew to 51.2% in 2006 from 27.3% in 2005, because of our ongoing efforts and also as a result of our acquisition of Sharp Edge, which derived most of its revenues from the provision of 2G services.

Operation and Financial
Review and Prospects

Overview

We are one of China’s leading providers of wireless value-added services to mobile phone users as well as a wireless media company providing news, content and mobile advertising services through our wireless Internet sites.

According to Analysys International, based on revenue figures obtained from the telecommunications operators, we were the leading provider in China of wireless value-added services on the MMS technology platform and were ranked second as a service provider in China on the WAP technology platform. We provide interactive entertainment, media and community services through multiple technology platforms to mobile phone users. We provide a range of our services through 2.5G technology platforms, including WAP, MMS and JavaTM, which offer higher quality graphics, richer content and interactivity compared to 2G wireless services. We also offer a range of data and voice services through 2G technology platforms, including SMS, IVR and CRBT.

We also maintain wireless Internet sites, Kong.net, which we launched in 2004 and expanded in 2005 and 2006, and Ko.cn, which we launched in 2007. According to Analysys International, Kong.net was one of the leading wireless Internet portals in China, based on Analysys’ research data about China Mobile’s WAP user traffic. Through our wireless Internet sites, we offer news, community, games and other interactive media and entertainment services to our customers free of charge. Our mobile advertising product offerings primarily consist of text-link, banner and button advertisements that appear on the pages of Kong.net.

We were incorporated under the laws of the Cayman Islands on May 6, 2002. Our gross revenues for the year ended December 31, 2006 were $106.8 million, whereas our gross revenues for the year ended December 31, 2005 were $77.8 million. Our net income for the year ended December 31, 2006 was $24.7 million, as compared to $22.2 million for the year ended December 31, 2005.

We have devoted significant resources to product development in order to analyze consumer demands and to expand the range of our service offerings to attract new customers and increase usage among our existing customers. Although we reduced the size of our product development team in 2006 in response to the decline in revenues in the second half of the year following China Mobile’s change in customer billing policies, we have attempted to increase our product development efficiency by coordinating it more closely with sales and marketing. In this way, our product developers can align their efforts more closely with market trends.

We have also committed significant resources since our founding to building our sales and marketing team, which we believe has been crucial in promoting our brand and placing our services in the hands of users by building our relationships with telecommunications operators and distribution channels. The size of our sales and marketing team increased from 110 persons in 21 provinces as of December 31, 2004 to 155 persons in 26 provinces as of December 31, 2005, and, driven by our acquisition of Sharp Edge, further increased to 276 persons in 27 provinces as of December 31, 2006. In addition to expanding our sales and marketing team, we also have participated in joint promotional arrangements with the telecommunications operators to promote our brand and services. We expect our focus on sales and marketing efforts to continue in the coming year.

We have a limited operating history on which to base an evaluation of our business and prospects. Our prospects should be considered in light of the risks, uncertainties, expenses and difficulties frequently encountered by companies in the early stages of their development, particularly in new and rapidly evolving markets such as the wireless value-added services, wireless Internet and mobile advertising markets.

The major factors affecting our results of operations and financial condition include:

•	growth of the wireless value-added services, wireless Internet and mobile advertising markets in China;

•	technological advancement of the mobile telecommunications market, including the adoption of 2.5G and subsequent standards of mobile handsets and networks, in China;

•	attractiveness and variety of our services;

•	our product development efforts to capitalize on market opportunities;

•	expansion of our marketing and promotion activities;

•
change in the number, scope and terms of our cooperation arrangements with the telecommunications operators, content providers, mobile handset manufacturers, mobile handset distributors and other key players in China’s mobile telecommunications industry; and

•	changes in government or telecommunications operator regulatory policies.

In particular, our business may be adversely affected if the terms or conditions of our contractual arrangements with the telecommunications operators should change with regard to any particular type of service. In order to reduce the risk that our results of operations and financial conditions will be overly dependent upon, and disproportionately impacted by, any particular service offering, technology platform or telecommunications operator, we have sought to broaden the range of our services, expand our distribution channels, develop new relationships with telecommunications operators and develop our wireless Internet sites, Kong.net and Ko.cn. Meanwhile, we are also developing our relationships with China Unicom, China Telecom and China Netcom in order to broaden the base of our operation. In addition, we have increased the number of distribution arrangements we have with major mobile handset manufacturers to further enhance the distribution of our services and promote our brand.

Revenues

We derive revenues from providing wireless value-added services to mobile phone users, the majority of whom are customers of China Mobile and its provincial subsidiaries.

The following table sets forth the historical consolidated revenues attributable to services derived from each of our 2.5G and 2G technology platforms in terms of amount and as a percentage of our total gross revenues for the periods indicated:

	For the year ended December 31,
	2004		2005		2006
	Amount	Percentage of revenues	Amount	Percentage of revenues	Amount	Percentage of revenues
	(In thousands of U.S. dollars, except percentages)
2.5G services
WAP	22,101.5	46%	38,207.5	49%	26,154.2	24%
MMS	17,264.1	36%	15,069.8	19%	23,134.7	22%
JAVA TM	783.6	2%	3,041.0	4%	2,506.0	2%
Total	$40,149.2	84%	$56,318.3	72%	$51,794.0	48%
2G Services
SMS	6,629.6	14%	14,870.5	19%	43,308.8	41%
IVR	1,068.1	2%	5,235.9	7%	6,443.5	6%
CRBT	111.8	0%	1,151.7	2%	4,933.0	5%
Total	7,809.5	16%	21,258.1	28%	54,685.3	52%
Other revenues(1)	10.5	0%	176.4	0%	289.0	0%
Total gross revenues	$47,969.2	100%	$77,752.8	100%	$106,769.2	100%

(1)  Includes revenues from mobile advertising, which were mainly generated from Kong.net, and from developing mobile games for third parties.

Prior to 2004, we generated all of our revenues from fees paid by mobile phone users who use our services through China Mobile’s network. Starting from 2004, we began to cooperate with China Unicom, China Netcom and China Telecom and receive revenues from services provided on their networks. In January 2006, we acquired Sharp Edge, which derived most of its revenues from China Unicom, China Netcom and China Telecom. The revenues we derived from China Unicom, China Netcom and China Telecom amounted to 24% of our total revenues during the year ended December 31, 2006, compared to 5% and less than 1% of our total revenues during the years ended December 31, 2005 and 2004. Some of our contracts are with the telecommunications operator parent companies and are nationwide, while other contracts are with the respective operators’ provincial subsidiaries. Users in China’s coastal provinces constitute the most significant portion of our customer base. As a result, we allocate additional resources to these provinces, including maintaining sales offices in most of these provinces.

We recognize revenues derived from our services before deducting the service fees and the net transmission charges that we pay to the telecommunications operators. Fees for our services are charged on either a single-transaction or monthly subscription basis and vary according to the type of services delivered.

As telecommunications operators do not provide us with a detailed revenue breakdown on a service-by-service basis, we depend on our internal data management system to monitor revenues derived from each of our services. We make our business decisions including research and development of new services and reallocation of resources to popular services based on our internal data, taking into account other factors including strategic considerations.

On July 6, 2006, China Mobile announced a series of measures with respect to the billing of customers of all wireless value-added services on its network. Among the China Mobile measures, those which have had a significant impact on our results of operations and financial condition are summarized as follows:

•
beginning July 10, 2006, for any new subscriptions to wireless value-added services, China Mobile sends customers two reminder notices prior to charging subscription fees in the customers’ monthly mobile phone bills, and customers must confirm twice, once in response to each reminder, that they wish to subscribe to those services. Previously, China Mobile sent one reminder notice immediately after a subscription was placed, and customers needed to confirm only once;

•
customers enjoy a free trial period of 11 to 41 days, depending on the day of the month on which they place their subscription. Previously, customers enjoyed a free trial period of three to 11 days; and

•	China Mobile cancels existing WAP subscriptions that have not been active for more than four months.

During the second half of 2006, the other Chinese telecommunications operators also announced new rules requiring double confirmation of subscriptions.

As a result of these new measures, subscriptions no longer account for the majority of our revenues. Also mainly because of these new measures, our revenues in the third quarter of 2006 decreased 16.6% from the second quarter of 2006, our revenues in the fourth quarter of 2006 decreased 5.5% from the third quarter of 2006 and our revenues in the first quarter of 2007 decreased 15.1% from the fourth quarter of 2006.

Cost of Revenues

Our cost of revenues includes the following:

•
Service fees payable by us to the telecommunications operators. In the case of China Mobile and its subsidiaries, service fees are generally 15% of the gross revenues with an additional 15% when the China Mobile operator provides customer services for us or an additional 35% when the China Mobile operator provides a package of customer services, marketing and promotional services for us. In the case of China Unicom, China Telecom and China Netcom, service fees are 15%-50%, varying according to the service platform;

•
Net transmission charges payable by us to the telecommunications operators, calculated as the number of messages we send to customers in any given month, minus the number of messages we receive from customers regarding our services in that month, multiplied by a per-message transmission fee;

•
Payments to content providers for the use of their content, and to mobile handset manufacturers and other industry partners with whom we have cooperation arrangements, in the form of a fixed fee or a percentage of our aggregate net cash received from the telecommunications operators with respect to services provided through the cooperation arrangements; and

•	Bandwidth leasing charges and depreciation and facility costs relating to equipment used to provide wireless value-added services.

Beginning in the first quarter of 2007, our cost of revenues will also include the commissions that we will pay to our Kong.net advertising sales team.

Our cost of revenues for the years ended December 31, 2006 and December 31, 2005 was $47.7 million and $31.3 million, respectively. During the year ended December 31, 2006, our cost of revenues totaled 44.7% of gross revenues, of which service fees to telecommunications operators represented 19.3%, payments to handset manufacturers represented 11.2%, net transmission charges to telecommunications operators represented 6.4%, payments to content providers represented 5.7% and bandwidth leasing charges, depreciation and facility costs represented 2.1% .

Our cost of revenues increased substantially in 2006 as a result of an increase in the volume of our services. The cost of revenues as a percentage of total revenues also increased due to the higher percentage of revenues derived from users of telecommunications operators other than China Mobile, which generally charge higher service fees than does China Mobile, as well as an increase in the number of mobile handset manufacturers and other business partners with which we cooperate and to which we pay a portion of our net revenues. As part of our business strategy, we intend to pursue more such cooperation arrangements, which may further decrease our gross margin in the future, because such cooperation arrangements make it easier for customers to subscribe to our products and services and are a cost-effective way to increase our market share.

Operating Expenses

Our operating expenses include product development, sales and marketing, and general and administrative expenses.

The following table sets forth certain consolidated operating expenses data in terms of amount and as a percentage of our gross revenues for the periods indicated:

	For the year ended December 31,
	2004		2005		2006
	Amount	Percentage of revenues	Amount	Percentage of revenues	Amount	Percentage of revenues
	(In thousands of U.S. dollars, except percentages)
Product development	$4,483.4	9.3%	$8,530.8	11.0%	$12,026.2	11.3%
Sales and marketing	3,287.9	6.9%	5,389.8	6.9%	16,755.2	15.7%
General and administrative	4,704.6	9.8%	7,607.0	9.8%	9,105.2	8.5%
Class action lawsuit settlement and legal expenses	-	-	4,843.4	6.2%	-	-
Total	$12,475.9	26.0%	$26,371.0	33.9%	$37,886.6	35.5%

Product Development Expenses. Our product development expenses consist primarily of compensation and benefits for our product development team, which focuses on developing and improving our services and adapting them for next-generation technology platforms. Our product development expenses have increased since our formation primarily due to the increase in the size of our product development team and in compensation and benefit levels. In 2006, our product development expenses also increased because of increased depreciation from using more computer equipment for the development of Kong.net. Our product development expenses as a percentage of our gross revenues increased in each of 2005 and 2006. We expect our product development expenses to continue to increase in absolute terms and as a percentage of our gross revenues as our company grows.

Sales and Marketing Expenses. Our sales and marketing expenses consist primarily of advertising, sales and marketing expenses, including expenses associated with sponsoring promotional events, and compensation and benefits for our sales, marketing and customer service departments. Our sales and marketing expenses have increased since our inception, primarily due to the increase in the size of our sales and marketing team and in the amount of compensation and benefits paid to the team, as well as expanded marketing efforts. In 2006, we significantly increased sales and marketing expenditures by launching an advertising campaign to promote the KongZhong brand and market our wireless Internet portal. We also increased spending to promote our WAP services in 2006. We expect our sales and marketing expenses to continue to increase as we continue our efforts to promote the KongZhong brand and market our wireless Internet sites in 2007.

General and Administrative Expenses. Our general and administrative expenses consist primarily of business taxes, compensation and benefits for general management, finance and administrative personnel, professional fees and other office expenses. Our general and administrative expenses have increased since our inception primarily due to the growth of our general management, finance and administrative team and higher professional service expenses to meet the requirements of a publicly listed company. We expect our general and administrative expenses to continue to increase as our business expands in future periods because larger revenues will incur larger business taxes.

Results of Operations

Year ended December 31, 2006 compared to year ended December 31, 2005

The following table sets forth, for the periods presented, certain data from our consolidated results of operations. This information should be read in conjunction with the consolidated financial statements and related notes contained elsewhere in this annual report.

	For the year ended December 31,
	2004		2005		2006
	Amount	Percentage of revenues	Amount	Percentage of revenues	Amount	Percentage of revenues
	(in thousands of U.S. dollars, except percentages)
Gross revenues
2.5G	$40,149.2	83.7%	$56,318.3	72.4%	$51,794.9	48.5%
2G	7,809.5	16.3%	21,258.1	27.4%	54,685.3	51.2%
Other	10.5	0.0%	176.4	0.2%	289.0	0.3%
Total gross revenues	47,969.2	100.0%	77,752.8	100.0%	106,769.2	100.0%
Cost of revenues	(15,704.8)	(32.7%)	(31,323.1)	(40.3%)	(47,665.4)	(44.7%)
Gross profit	32,264.4	67.3%	46,429.7	59.7%	59,103.8	55.3%
Operating expenses:
Product development	4,483.4	9.3%	8,530.8	11.0%	12,026.2	11.3%
Sales and marketing	3,287.9	6.9%	5,389.8	6.9%	16,755.2	15.7%
General and administrative	4,704.6	9.8%	7,607.0	9.8%	9,105.2	8.5%
Class action lawsuit
settlement and legal
expenses	-	-	4,843.4	6.2%	-	-
Total operating expenses	12,475.9	26.0%	26,371.0	33.9%	37,886.6	35.5%
Income from operations	19,788.5	41.2%	20,058.7	25.8%	21,217.2	19.8%
Other expense, net	(23.9)	(0.0%)	6.5	0.0%	(49.1)	(0.0%)
Interest income, net	604.7	1.3%	2,639.5	3.4%	3,866.9	3.6%
Gain on sales of investment	-	-	-	-	1,240.8	1.2%
Income before tax expense	$20,369.3	42.5%	22,704.7	29.2%	26,275.8	24.6%
Income tax	-	-	530.4	0.7%	1,584.2	1.5%
Net (loss) income	$20,369.3	42.5%	22,174.3	28.5%	24,691.6	23.1%

Gross Revenues. Our gross revenues increased to $106.8 million in 2006 from $77.8 million in 2005. The increase in our gross revenues was largely due to the growth in China’s wireless value-added services market during the first half of 2006 and our acquisition of Sharp Edge in 2006. Our 2G revenues grew 157.2% from 2005 to 2006 and reached $54.7 million. The substantial growth in our SMS and other 2G usage and revenues was a result of our acquisition of Sharp Edge as well as increased product development and sales and marketing efforts devoted to 2G services. Our 2.5G revenues, however, decreased by 8.0%, primarily due to a decline in our WAP revenues. Our WAP revenues decreased primarily because of the longer free trial period required by China Mobile beginning from July 10, 2006. Our JavaTM revenues decreased because of user dissatisfaction with the instability of the China Mobile interface for mobile gaming.

Cost of Revenues. Our cost of revenues increased to $47.7 million in 2006 from $31.3 million in 2005. As our revenues increased, the amount that we paid to the telecommunications operators in service fees and net transmission charges also increased. The service fees that we paid to other business partners, including mobile handset manufacturers, also increased as a result of the increase in our revenues and in the number and scope of our cooperation agreements.

Gross Profit. Our gross profit in 2006 increased from 2005 primarily due to the increase in the volume of our services and related revenues. We achieved a gross profit of $59.1 million in 2006 as compared to $46.4 million in 2005. Our gross profit as a percentage of total revenues decreased to 55.3% in 2006 from 59.7% in 2005 due to the higher percentage of revenues derived from users of telecommunications operators other than China Mobile, which generally charge higher service fees than does China Mobile, and an increase in the number of mobile handset manufacturers and other business partners with which we have cooperation agreements and to which we pay a portion of the net revenues that we receive from the telecommunications operators.

Operating Expenses. Our operating expenses increased substantially to $37.9 million in 2006 from $26.4 million in 2005. This increase was primarily driven by increased sales and marketing expenditures to launch the advertising campaign to promote the KongZhong brand and market our wireless Internet portal.

Our product development expenses increased to $12.0 million in 2006 from $8.5 million in 2005 due to increased employee compensation costs and an increase in depreciation expenses arising from using more computer equipment for the development of Kong.net. Although we had fewer product development staff as of December 31, 2006 than we had as of December 31, 2005 due to layoffs in the second half of 2006, the average size of our product development team in 2006, calculated on a monthly basis, was 472, compared to an average of 419 in 2005. The average compensation and benefits also increased from 2005. Product development expense as a percentage of total revenues increased slightly from 11.0% in 2005 to 11.3% in 2006.

Our sales and marketing expenses increased to $16.8 million in 2006 from $5.4 million in 2005 as a result of increased sales and marketing expenditures to launch the advertising campaign to promote the KongZhong brand and market our wireless Internet portal, increased employee compensation costs and increased spending to promote our WAP services. We expanded our sales and marketing team to 276 employees as of December 31, 2006 from 155 employees as of December 31, 2005, and slightly reduced our customer service team to 77 employees as of December 31, 2006, from 85 employees as of December 31, 2005. The average compensation and benefits also increased from 2005.

Our general and administrative expenses increased to $9.1 million in 2006 from $7.6 million in 2005 as a result of the expansion of our business. We recorded increases in professional fees (including fees for legal and accounting services associated with being a public company), compensation and benefits for general management, finance and administrative personnel, travel expenses, lease expenses and other office expenses. Our general and administrative staff consisted of 49 employees as of December 31, 2006 as compared to 48 employees as of December 31, 2005.

Gain on Sales of Investment. In December 2004, we signed an agreement with eFriendsNet Entertainment Corp., or EFN, a leading social networking company in China, to purchase 10% of the total equity interest in EFN for $0.5 million. We completed the investment in March 2005. In January 2006, we sold all our shares in EFN for an immediate cash consideration of $1.7 million. We received additional payments of $0.2 million on February 7, 2007.

Income Tax. Income tax increased in 2006 mainly because the tax holiday of KongZhong Beijing expired.

Liquidity and Capital Resources

Cash Flows and Working Capital

The following table sets forth our cash flows with respect to operating, investing and financing activities for the periods indicated.

	For the year ended December 31,
	2004	2005	2006
	(in thousands of U.S. dollars)
Net cash provided by operating activities	$15,844.7	$29,569.0	$28,010.2
Net cash used in investing activities	(2,430.2)	(4,081.7)	(17,916.5)
Net cash provided by financing activities	73,555.5	205.8	2,190.3
Effect of exchange rate changes	1.5	734.3	1,976.5
Net increase in cash and cash equivalents	86,971.5	26,427.4	14,260.5
Cash and cash equivalents, beginning of year	3,742.6	90,714.1	117,141.5
Cash and cash equivalents, end of year	$90,714.1	$117,141.5	$131,402.0

Prior to our initial public offering in July 2004, our primary sources of liquidity were capital contributions from our founders, private placements of preferred shares to investors and cash generated from operating activities. Since the completion of our initial public offering, our primary sources of liquidity have been cash flow from operating activities and the proceeds of our initial public offering. We used a portion of the proceeds of our public offering to expand our business through acquisitions in 2005 and in early 2006, and we anticipate that additional proceeds may be used to fund more acquisition activities. As of December 31, 2005 and December 31, 2006, our cash and cash equivalents were $117.1 million and $131.4 million, respectively.

We do not bill or collect payment from users of our services directly, but instead depend on the billing systems and records of China Mobile and other telecommunications operators to record the volume of our services provided, charge our customers, collect payments and remit to us our revenues, minus transmission fees and service fees. If China Mobile ceases to continue to cooperate with us, we will explore further cooperation with other telecommunications service providers and explore alternative billing systems to collect bills from customers.

Net cash provided by operating activities was $28.0 million in 2006 compared to net cash provided by operating activities of $29.6 million in 2005.

Net cash used in investing activities increased significantly to $17.9 million in 2006 from $4.1 million in 2005, due primarily to our acquisition of Sharp Edge.

Net cash provided by financing activities in 2006 was $2.2 million, which mainly represents proceeds from the exercise of employee stock options.

We believe that our current cash and cash equivalents, cash flow from operations and the proceeds from our initial public offering will be sufficient to meet our anticipated cash needs, including for working capital purposes, capital expenditures and various contractual obligations, for at least the next 12 months. We may, however, require additional cash resources due to changed business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If these sources are insufficient to satisfy our cash requirements, we may seek to sell debt securities or additional equity or to obtain a credit facility. The sale of convertible debt securities or additional equity securities could result in additional dilution to our shareholders. The incurrence of indebtedness would result in incurring debt service obligations and could result in operating and financial covenants that would restrict our operations. Given our short operating history, we currently do not have any lines of credit or loans with any commercial banks. As a result, we are unlikely to rely on any bank loans to meet our liquidity needs. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

We are a holding company with no operations of our own. Our operations are conducted through Beijing AirInbox, Beijing Boya Wuji, Beijing WINT, Tianjin Mammoth, BJXR or Beijing Chengxitong, and our subsidiaries in China. As a result, our ability to pay dividends and to finance any debt that we may incur is dependent upon license and service fees paid by Beijing AirInbox, Beijing Boya Wuji, Beijing WINT, Tianjin Mammoth, BJXR or Beijing Chengxitong, and dividends and other distributions paid by our subsidiaries. If our subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends to us. In addition, PRC legal restrictions permit payment of dividends to us by our subsidiaries only out of the net income from our subsidiaries, if any, determined in accordance with PRC accounting standards and regulations. Under PRC law, our subsidiaries are also required to set aside up to 10%, of their after tax net income, if any, each year to fund certain reserve funds. These reserve funds are not distributable as cash dividends.

Capital Expenditures

Our total capital expenditures in 2006, 2005, and 2004 were $2.5 million, $2.1 million and $2.4 million, respectively. We currently do not have any capital expenditures in progress. We did not have any material commitments for capital expenditures as of December 31, 2006.

Our capital expenditures are spent primarily on servers, computers, office equipment, leasehold improvement and vehicles. In general, there is a positive correlation between our revenues and the amount of traffic that passes through our servers and transmission equipment. From time to time we need to purchase additional servers and transmission equipment as a result of increased business traffic. Our purchase of personal computers is primarily driven by headcount increases.

As the telecommunications operators do not provide us detailed revenue breakdown on a service-by-service basis, we depend on our internal database system to monitor revenues derived from each of our services. We make our business decisions based on our internal data, taking into account other factors including strategic considerations.

Management Team

Directors

Yunfan Zhou, 33, one of our founders, has served as the chairman of the board of directors of our company and our chief executive officer since our inception in May 2002. His current board term expires in 2007. Prior to establishing our company, Mr. Zhou served as vice president, executive vice president and general manager of Sohu.com Inc., an Internet portal company, from October 2000 to March 2002. In June 1999, Mr. Zhou co-founded ChinaRen Inc., an Internet portal and community company, and served as chief operating officer and general manager until October 2000, when ChinaRen Inc. merged into Sohu.com Inc. Mr. Zhou holds a master’s degree in electrical engineering from Stanford University and a bachelor’s degree in electrical engineering from Tsinghua University.

Nick Yang, 33, one of our founders, has served as president, director and chief technology officer of our company since our inception in May 2002. His current board term expires in 2008. Prior to establishing our company, Mr. Yang served as vice president of technology and chief technology officer of Sohu.com Inc. from October 2000 to March 2002. In June 1999, Mr. Yang co-founded ChinaRen Inc. and served as chief technology officer until October 2000, when ChinaRen Inc. merged into Sohu.com Inc. Mr. Yang holds a master’s degree in electrical engineering from Stanford University and a bachelor’s degree from the University of Michigan.

Charlie Y. Shi, 45, has been a director of our company since October 2002 and an independent director since April 2004. His current board term expires in 2008. Mr. Shi has been the managing director and a member of the Investment Committee of CMT ChinaValue Capital Advisors Limited since May 2004. From April 2001 to April 2004, Mr. Shi served as a managing director of China Assets Investment Management Limited, a Hong Kong-based investment management company. China Assets Investment Management Limited is the sole investment manager of China Assets (Holding) Limited, a Hong Kong registered investment fund that owns 100% of the shares of Global Lead Technology Limited, a holding company that held 13.3% of the shares of our company before our initial public offering and 9.1% immediately afterward. From February 2000 to March 2001, Mr. Shi was the senior vice president of SOFTBANK China Venture Capital Limited. He served as deputy managing director of an investment advisory and management subsidiary of China Insurance (Hong Kong) Group from February 1998 to December 1999, and served at Merrill Lynch & Co. from March 1992 to January 1998, where his last position was assistant vice president. Mr. Shi holds an MBA degree from California Lutheran University and a bachelor’s degree in economics from Fudan University in Shanghai. He is also a graduate of the Harvard Business School Advanced Management Program.

Hui (Tom) Zhang, 34, has been an independent director of our company since January 2006. His current board term expires in 2007. Dr. Zhang is the co-founder and CEO of Innofidei Inc., a fabless semiconductor company in China founded in 2006. Dr. Zhang is also a co-founder of Vimicro International Corporation (Nasdaq: VIMC), a leading fabless semiconductor company in China founded in 1999. Dr. Zhang also serves as an independent director of China Techfaith (Nasdaq: CNTF) and Qiao Xing Mobile Communication Co., Ltd. (NYSE: QXM). He is secretary general of the Mobile Multimedia Technology Alliance (MMTA). Dr. Zhang received a bachelor of science degree from the University of Science & Technology of China and a Ph.D. in electrical engineering from the University of California at Berkeley. He received the 2005 University of California at Berkeley Outstanding Engineering Alumni Award.

Hope Ni, 34, has been an independent director of our company since January 2007. Her current board term expires in 2009. Ms. Ni has served as the chief financial officer of Comtech Group (Nasdaq: COGO) since August 2004 and has also served on its board since 2005. Ms. Ni spent six years as a practicing attorney at Skadden, Arps, Slate, Meagher & Flom LLP in New York and Hong Kong, specializing in corporate finance, before joining Comtech in August 2004. Prior to that, Ms. Ni worked at Merrill Lynch’s investment banking division in New York. Ms. Ni also serves on the board of Qianjia Consulting Company, which she founded in 2002. Ms. Ni received a JD from the University of Pennsylvania Law School and a bachelor’s degree in applied economics and business management from Cornell University.

Officers

Hanhui Sun, 35, has been chief financial officer of our company since February 2007 and was an independent director of our company from July 2005 through January 2007. Before joining our company, Mr. Sun was the R&D group financial controller of Microsoft (China). Previously, Mr. Sun was a deputy general manager of the Association Container Business of Maersk (China) Shipping from 2005 to 2006 and the financial controller of SouFun.com, a real estate portal in China, from 2004 to 2005. From 1995 to 2004, Mr. Sun worked in KPMG’s auditing practice, including eight years at KPMG in Beijing, where he was an audit senior manager, and two years at KPMG in Los Angeles. Mr. Sun earned a bachelor’s degree in business administration from the Beijing Institute of Technology in 1993. He is a Certified Public Accountant in China.

Hai Qi, 34, has been senior vice president of sales and marketing of our company since October 2004. Before joining our company, he was a vice president at ASPire Technologies and the chief representative in its Beijing office. From 2000 to 2002, Mr. Qi was the chief representative in the Beijing office of Shanghai Intrinsic Computer Company, a predecessor company of Linktone Ltd. (Nasdaq: LTON). Mr. Qi graduated from Tianjin University with a degree in industrial engineering.

Report Of Independent Registered
Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF
KONGZHONG CORPORATION

We have audited the accompanying consolidated balance sheets of KongZhong Corporation and its subsidiaries and variable interest entities (the “Company”) as of December 31, 2004, 2005 and 2006 and the related consolidated statements of operations, shareholders’ equity and comprehensive income, and cash flows for the years ended December 31, 2004, 2005 and 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2004, 2005 and 2006 and the results of its operations and its cash flows for the above stated periods in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 to the consolidated financial statements, in 2006 the Company changed its method of accounting for stock-based compensation to conform to Statement of Financial Accounting Standard No.123 (revised 2004), “Share-Based Payment”, effective on January 1, 2006.

Deloitte Touche Tohmatsu CPA Ltd.
Beijing, China
June 18, 2007

CONSOLIDATED BALANCE SHEETS
(In US dollars, except share amounts)

	As of December 31,
	2004	2005	2006
Assets
Current assets
Cash and cash equivalents	$90,714,082	$117,141,539	$131,402,007
Accounts receivable net of allowance of $Nil
as of December 31, 2004, 2005 and 2006	10,198,786	10,833,931	11,568,608
Prepaid expenses and other current assets	719,654	1,657,666	2,375,318
Total current assets	101,632,522	129,633,136	145,345,933
Long-term investment	-	500,000	-
Rental deposits	256,025	403,992	460,838
Property and equipment, net	2,484,192	3,116,368	3,100,776
Goodwill	-	1,169,099	15,835,856
Acquired intangible assets, net	-	260,577	1,997,625
Total assets	$104,372,739	$135,083,172	$166,741,028

Liabilities and shareholders' equity
Current liabilities
Accounts payable	$2,498,617	$3,995,069	$6,012,740
Accrued expenses and other current liabilities	1,898,776	7,002,662	4,246,296
Income tax payable	-	287,551	562,532
Due to a related party	46,203	-	-
Total current liabilities	$4,443,596	$11,285,282	$10,821,568
Non-current deferred tax liability	-	-	142,478
Total liabilities	$4,443,596	$11,285,282	$10,964,046
Minority interest	$120,815	$24,165	$-

Ordinary shares ($0.0000005 par value;
999,419,000,000 shares authorized,
1,371,600,000, 1,384,523,600 and
1,423,156,120 shares issued and outstanding
in 2004, 2005 and 2006, respectively)	$685	$692	$711
Additional paid-in capital	77,524,108	78,174,402	82,027,122
Accumulated other comprehensive income	12	1,140,822	4,599,695
Retained earnings	22,283,523	44,457,809	69,149,454
Total shareholders' equity	99,808,328	123,773,725	155,776,982
Total liabilities, minority interest and
shareholders' equity	$104,372,739	$135,083,172	$166,741,028

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS
(In US dollars, except share amounts)

	For the year ended December 31,
	2004	2005	2006
Gross revenues	$47,969,217	$77,752,823	$106,769,217
Cost of revenues	(15,704,767)	(31,323,123)	(47,665,422)
Gross profit	32,264,450	46,429,700	59,103,795
Operating expenses
Product development (including amortization of deferred stock compensation of $125,777, $123,849 and $547,735 for 2004, 2005 and 2006, respectively)	4,483,393	8,530,745	12,026,262
Selling and marketing (including amortization of deferred stock compensation of $59,506, $76,276 and $425,375 for 2004, 2005 and 2006, respectively)	3,287,874	5,389,837	16,755,155
General and administrative (including amortization of deferred stock compensation of $297,483, $147,673 and $665,129 for 2004, 2005 and 2006, respectively)	4,704,658	7,607,015	9,105,184
Class action lawsuit settlement including related legal expenses	-	4,843,417	-
Total operating expenses	12,475,925	26,371,014	37,886,601
Income from operations	19,788,525	20,058,686	21,217,194
Other (expenses) income, net	(23,938)	6,493	(49,056)
Interest income	604,674	2,639,531	3,866,908
Gain on sales of investment	-	-	1,240,805
Net income before income taxes	20,369,261	22,704,710	26,275,851
Income taxes expense - current	-	530,424	1,584,206
Net income	$20,369,261	$22,174,286	$24,691,645
Net income per share, basic	$0.02	$0.02	$0.02
Net income per share, diluted	$0.02	$0.02	$0.02
Shares used in calculating basic net income per share	903,010,929	1,377,102,380	1,399,872,743
Shares used in calculating diluted net income per share	1,250,640,982	1,424,683,570	1,418,255,296

The accompanying notes are an integral part of these consolidated financial statements

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
AND COMPREHENSIVE (LOSS) INCOME
(In US dollars, except share amounts)

	Series A convertible preferred shares		Ordinary shares		Additional paid-in	Accumulated other comprehensive (loss)	Retained	Total shareholders'	Comprehensive
	Shares	Amount	Shares	Amount	capital	income	earnings	equity	income
Balance as of January 1, 2004	231,000,000	$115	469,000,000	$235	$636,949	$(1,431)	$1,914,262	$2,550,130
Issuance of ordinary shares upon initial public offering, net of issuance costs of $6,565,297	-	-	320,000,000	160	73,434,123	-	-	73,434,283
Conversion of the Series A convertible preferred shares upon initial public offering	(231,000,000)	(115)	(231,000,000)	115	-	-	-	-
Conversion of the Series B redeemable convertible preferred shares upon initial public offering	-	-	350,000,000	175	2,969,850	-	-	2,970,025
Issuance of ordinary shares upon exercise of options	-	-	1,600,000	-	420	-	-	420
Amortization of deferred stock compensation	-	-	-	-	482,766	-	-	482,766
Foreign currency translation adjustments	-	-	-	-	-	1,443	-	1,443	$1,443
Net income	-	-	-	-	-	-	20,369,261	20,369,261	20,369,261

Balance as of December 31, 2004	-	-	1,371,600,000	685	77,524,108	12	22,283,523	99,808,328	$20,370,704
Issuance of ordinary shares upon exercise of non-employee options	-	-	1,000,000	1	53,578	-	-	53,579
Issuance of ordinary shares upon exercise of employee options	-	-	11,923,600	6	248,918	-	-	248,924
Amortization of deferred stock compensation	-	-	-	-	347,798	-	-	347,798
Foreign currency translation adjustments	-	-	-	-	-	1,140,810	-	1,140,810	$1,140,810
Net income	-	-	-	-	-	-	22,174,286	22,174,286	22,174,286

Balance as of December 31, 2005	-	-	1,384,523,600	692	78,174,402	1,140,822	44,457,809	123,773,725	$23,315,096
Issuance of ordinary shares upon exercise of employee options	-	-	38,632,520	19	2,214,481	-	-	2,214,500
Share-based compensation recognized	-	-	-	-	1,638,239	-	-	1,638,239
Foreign currency translation adjustments	-	-	-	-	-	3,458,873	-	3,458,873	$3,458,873
Net income	-	-	-	-	-	-	24,691,645	24,691,645	24,691,645

Balance as of December 31, 2006	-	$-	1,423,156,120	$711	$82,027,122	$4,599,695	$69,149,454	$155,776,982	$28,150,518

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED CASH FLOW STATEMENTS
(In US dollars)

	For the year ended December 31,
	2004	2005	2006
Operating activities
Net income	$20,369,261	$22,174,286	$24,691,645
Adjustments to reconcile net income to net cash provided by operating activities
Share-based compensation	482,766	347,798	1,638,239
Depreciation and amortization	793,749	1,825,481	3,030,399
Gain on sales of investment	-	-	(1,240,805)
Loss (gain) on disposal of property and equipment	743	(1,900)	16,546
Changes in operating assets and liabilities
Accounts receivable, net	(8,494,922)	(447,849)	2,242,478
Prepaid expenses and other current assets	(521,368)	(957,170)	(242,266)
Rental deposits	(181,791)	(147,921)	(49,364)
Accounts payable	1,935,002	1,236,716	2,287,261
Accrued expenses and other current liabilities	1,505,094	5,300,035	(4,648,448)
Income tax payable	-	287,551	284,531
Due to a related party	(43,797)	(48,070)	-
Net cash provided by operating activities	15,844,737	29,568,957	28,010,216
Investing activities
Proceeds from sales of investment	-	-	1,740,805
Purchases of property and equipment	(2,432,604)	(2,147,819)	(2,518,312)
Purchases of subsidiaries, net of cash acquired	-	(1,434,627)	(17,138,978)
Purchases of long-term investment	-	(500,000)	-
Proceeds from disposal of property and equipment	2,381	743	-
Net cash used in investing activities	(2,430,223)	(4,081,703)	17,916,485
Financing activities
Proceeds from exercise of employee and non-employee share options	-	302,503	2,214,500
Increase (decrease) in minority interest	120,815	(96,650)	(24,165)
Proceeds from issuance of ordinary shares upon initial public offering, net of issuance costs	73,434,703	-	-
Net cash provided by financing activities	73,555,518	205,853	2,190,335
Effect of foreign exchange rate changes	1,443	734,350	1,976,402
Net increase in cash and cash equivalents	86,971,475	26,427,457	14,260,468
Cash and cash equivalents, beginning of year	3,742,607	90,714,082	117,141,539
Cash and cash equivalents, end of year	$90,714,082	$117,141,539	131,402,007
Supplemental disclosures of cash flow information
Income taxes paid	$-	$242,873	$1,309,225
Acquisition of subsidiaries:
Cash consideration	$-	$1,671,988	$17,999,389
Acquisition payable	-	86,679	-
Total cash consideration	$-	$1,758,667	$17,999,389
Consideration satisfied by waiving receivables from former shareholders	$-	$2,438,781	$827,643
Non-cash investing activities:
Assets acquired (including cash of $237,361, intangible assets of $318,395 and goodwill of $1,169,099 in 2005, and cash of $945,855, intangible assets of $2,415,100 and goodwill of $14,280,764 in 2006)	$-	$1,769,476	$20,527,937
Liabilities assumed	$-	$(10,809)	$(2,528,548)
Total consideration	$-	$1,758,667	$17,999,389
Non-cash financing activities:
Conversion of Series A convertible preferred shares and Series B redeemable convertible preferred shares into ordinary shares	$2,970,140	$-	$-

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL
STATEMENTS
FOR THE YEARS ENDED DECEMBER 31,
2004, 2005 AND 2006
(In US dollars, except share amounts)

1.ORGANIZATION AND PRINCIPAL ACTIVITIES

KongZhong Corporation (“KongZhong”) was incorporated under the laws of the Cayman Islands on May 6, 2002. KongZhong established two wholly foreign owned enterprises, KongZhong Information Technologies (Beijing) Co., Ltd. (“KongZhong Beijing”) and KongZhong China Co., Ltd. (“KongZhong China”), on July 29, 2002 and June 10, 2005, respectively, under the laws of the People’s Republic of China (the “PRC”). KongZhong and its consolidated entities (the “Company”) provide wireless interactive entertainment, media and community services to mobile phone users in the PRC and specialize in the development, marketing and distribution of consumer wireless value-added services.

As of December 31, 2006, details of the Company’s majority-owned subsidiaries and variable interest entities are as follows:

	Incorporation date/place	Shareholder/ Nominee Owner	Shareholder/owner’s relationship with the Company	Ownership %	Principal activities
Subsidiaries of the Company:
KongZhong Beijing	July 29, 2002 PRC	KongZhong	—	100	Providing consulting and technology services
KongZhong China	June 10, 2005 PRC	KongZhong	—	100	Providing consulting and technology services
Anjian Xingye (Beijing) Company Limited ("Beijing Anjian Xingye") (Note iv)	November 28, 2005 PRC	KongZhong	—		Providing consulting and technology services
Variable interest entities ("VIE"):
Beijing AirInbox Information Technologies Co., Ltd. (Beijing AirInbox") (Note (i))	April 4, 2002 PRC	Linguang Wu Songlin Yang Guijun Wang Zhen Huang	Employee Uncle of Nick Yang, President Employee Wife of Nick Yang, President	45 42 10 3	Providing consulting value-added services to mobile phone users
Beijing Wireless Interactive Network Technologies Co., Ltd. ("Beijing WINT") (Note(ii))	November 28, 2003 PRC	Yang Yang Hai Qi	Employee Employee	40 60	Providing consulting value-added services to mobile phone users
Beijing Chengxitong Information Technology Company Limited ("Beijing Chengxitong") (Note (iii))	June 23, 2004 PRC	Yang Li Xuelei Wu	Employee Employee	90 10	Providing consulting value-added services to mobile phone users
Beijing Xinrui Network Technology Company Limited ("Beijing Xinrui") (Note (iv))	December 17, 2003 PRC	Guijun Wang Yang Li	Employee Employee	51 49	Providing consulting value-added services
Subsidiaries of VIE:
Beijing Boya Wuji Technologies Co., Ltd. ("Beijing Boya Wuji") (Note (v))	March 29, 2004 PRC	Beijing AirInbox	VIE	100	Providing consulting value-added services
Tianjin Mammoth Technology Co., Ltd. ("Tianjin Mammoth") (Note (vi))	June 12, 2002 PRC	Beijing AirInbox Beijing WINT	VIE VIE	95 5	Mobile games developing
Beijing Shuziyuansu Advertising Co., Ltd. ("Beijing Shuziyuansu")	September 21, 2005 PRC	Beijing Boya Wuji Beijing WINT	VIE VIE	75 25	Providing advertising services

(i) PRC regulations prohibit direct foreign ownership of business entities providing value-added telecommunications services in the PRC where certain licenses are required for the provision of such services. To comply with these regulations the Company conducts majority part of its activities through Beijing AirInbox, a variable interest entity established by KongZhong through nominated owners on April 4, 2002 with an initial operating period of 30 years. Beijing AirInbox provides wireless value-added services to PRC’s mobile phone users in the form of SMS, WAP, MMS, JavaTM, IVR and CRBT. Upon establishment Beijing AirInbox was legally owned directly by three PRC citizens nominated by KongZhong, Yunfan Zhou, the Company’s Chief Executive Officer, Songlin Yang, the uncle of Nick Yang, the Company’s President, and Leilei Wang, held 35%, 35% and 30%, respectively, of Beijing AirInbox’s total outstanding shares. In September 2003, Leilei Wang transferred his 30% equity interest in Beijing AirInbox to Yunfan Zhou and Zhen Huang, the wife of Nick Yang, in portions of 15% each. In April 2004, the registered capital of Beijing AirInbox was increased from $0.3 million (RMB2 million) to $1.2 million (RMB10 million). The increased registered capital was contributed from Songlin Yang and Yang Cha, a PRC citizen and employee of the Company, for $0.4 million (RMB3.5 million) and $0.5 million (RMB4.5 million), respectively. In October, 2006, Yang Cha transferred his $0.5 million (RMB4.5 million) to Linguang Wu, an employee of the Company. In October, 2006, Yunfan Zhou transferred his $0.1 million (RMB1million) to Guijun Wang, an employee of the Company.

In addition, the Company has extended an interest-free loan to the nominee shareholders ($241,546 had been loaned as of December 31, 2002 and 2003) to finance their investments in Beijing AirInbox. In April 2004, Yang Cha and Songlin Yang drew down the loans in the amount of $0.5 million and $0.4 million, respectively, for investment into Beijing AirInbox as contribution to the capital increase in Beijing AirInbox by Yang Cha and Songlin Yang. Principal terms of these loan agreements provide that (i) proceeds from the loans are to be used solely for the investment in Beijing AirInbox, (ii) the loans can only be repaid to the Company by transferring the shares of Beijing AirInbox to the Company, (iii) the shares of Beijing AirInbox cannot be transferred without the approval of the Company, (iv) the Company has the right to appoint all directors and senior management personnel of Beijing AirInbox, and (v) all shareholder rights including voting rights and rights to dividends are assigned to KongZhong Beijing. In addition, the Company has the right to require the transfer of the shares of Beijing AirInbox to the Company or any party designated by the Company, at any time, for the amount of the loan outstanding. In 2006, Yang Cha transferred his loan to Linguang Wu. Since the Company consolidates Beijing AirInbox, the loans to the registered shareholders and Linguang Wu are treated as investments in Beijing AirInbox and are eliminated upon consolidation for all periods presented.

(ii) In February 2005, the Company completed the acquisition of all outstanding shares of Beijing WINT through nominated owners (see Note 3(a)), and entered into a series of contractual arrangements pursuant to which Beijing WINT, became the Company’s variable interest entity. Beijing WINT provides wireless value-added services to PRC’s Mobile phone users. Beijing WINT is legally owned directly by three PRC citizens nominated by KongZhong. As of December 2005, Yang Yang, Linguang Wu and Guijun Wang held 40%, 30% and 30% equity interest of Beijing WINT, respectively. In July 2006, Linguang Wu and Guijun Wang transferred their shares to Hai Qi. As of December 2006, Hai Qi and Yang Yang held 60% and 40% equity interest of Beijing WINT, respectively.

(iii) In November 2005, the Company completed the acquisition of all outstanding shares of Beijing Chengxitong through nominated shareholders (see Note 3(c)), and entered into a series of contractual arrangements pursuant to which Beijing Chengxitong, became the Company’s variable interest entity. Beijing Chengxitong provides wireless value-added services to the PRC’s mobile phone users. Beijing Chengxitong is legally owned directly by two PRC citizens nominated by KongZhong. As of December 2006, Yang Li and Xuelei Wu held 90% and 10% equity interest of Beijing Chengxitong.

(iv) In January 2006, the Company entered into a definitive agreement to acquire a 100% equity interest in Sharp Edge Group Limited (“Sharp Edge”), a company incorporated in the British Virgin Islands and based in Beijing which provides wireless value-added services through its wholly owned subsidiary Beijing Anjian Xingye and its variable interest entity, Beijing Xinrui. Following the acquisition, the incorporation of Sharp Edge was deregistered in the British Virgin Islands and the Company directly holds Anjian Xingye as its wholly owned subsidiary (“WOFE”). Beijing Xinrui has entered into a series of contractual arrangements with Beijing Anjian Xingye, pursuant to which, Beijing Xinrui became the Company’s variable interest entity. Beijing Xinrui provides wireless value-added services to the PRC’s mobile phone users. Beijing Xinrui is legally owned directly by two PRC citizens nominated by KongZhong. As of December 2006, Guijun Wang and Yang Li held 51% and 49% equity interest of Beijing Xinrui, respectively.

(v) In March 2004, the Company established another variable interest entity, Beijing Boya Wuji, through nominated owners, with an operating period of 20 years. KongZhong Beijing entered into a series of contractual arrangements, pursuant to which Beijing Boya Wuji became the Company’s variable interest entity. Beijing Boya Wuji provides wireless value-added services to PRC’s mobile phone users in the form of SMS, WAP, MMS, JavaTM, IVR and CRBT and a license was obtained from the PRC government in April 2004. Upon establishment Beijing Boya Wuji was legally owned directly by two PRC citizens nominated by KongZhong, Yunfan Zhou and Zhen Huang held 50% and 50%, respectively, of Beijing Boya Wuji. The investment by these two individuals has been done through their personal funds with no loans provided by the Company. Accordingly, the investment amount of $120,815 has been included as a minority interest. In January 2005, 80% of the equity interest of Beijing Boya Wuji held by the nominated owners was transferred to Beijing AirInbox for an aggregate amount of RMB800,000 ($96,650). In October 2006, the remaining 20% of the equity interest of Beijing Boya Wuji held by the nominated owners was transferred to Beijing AirInbox for an aggregate amount of RMB200,000 ($24,165). Beijing Boya Wuji became the subsidiary of Beijing AirInbox.

(vi) On May 24, 2005, the Company’s VIE, Beijing AirInbox and Beijing WINT acquired 95% and 5%, respectively, of the outstanding equity interest of Tianjin Mammoth (see Note 3(b)).

As set out above, PRC regulations prohibit direct foreign ownership of business entities providing value-added telecommunications services in the PRC where certain licenses are required for the provision of such services. To comply with these regulations, KongZhong Beijing or Beijing Anjian Xingye has entered into various operating agreements with Beijing AirInbox, Beijing WINT and Beijing Chengxitong, and Beijing Anjian Xingye has entered into various operating agreements with Beijing Xinrui (collectively the “VIE companies”), including Exclusive Technical and Consulting Services Agreements. Under these agreements, KongZhong Beijing or Beijing Anjian Xingye provides technical and other services to the VIE companies in exchange for all their net income. As a collateral security for the prompt and complete performance of the obligations of the VIE companies, respective owners of VIE companies have entered into pledge agreements, pursuant to which they agreed to pledge all their rights and interests, including voting rights, in the VIE companies respectively in favor of KongZhong Beijing or Beijing Anjian Xingye. Finally, KongZhong Beijing or Beijing Anjian Xingye has the option to acquire the equity interests of the VIE companies for a purchase price equal to the respective capital of the VIE companies or such higher price as required under PRC laws at the time of such purchase.

Through the contractual arrangements described above, KongZhong Beijing or Beijing Anjian Xingye is the primary beneficiary of the VIE companies because the KongZhong Beijing or Beijing Anjian Xingye holds all of the variable interests in the VIE companies either directly or through related parties.

In January 2003, the Financial Accounting Standard Board (“FASB”) issued Interpretation (“FIN”) No. 46, which required certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 was effective for all new variable interest entities created or acquired after December 15, 2003. In December 2003, the FASB issued FIN 46 (revised) which provides for the deferral of the implementation date to the end of the first reporting period after March 15, 2004 unless the Company has a special purpose entity, in which case the provisions must be applied for fiscal years ended December 31, 2003. However, the Company has elected to retroactively apply FIN 46 and consolidate its variable interest entity, Beijing AirInbox from its inception.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

Basis of consolidation

The consolidated financial statements include the financial statements of the Company, its wholly-owned subsidiaries, and its variable interest entities. All inter-company transactions and balances have been eliminated upon consolidation.

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and highly liquid investments which are unrestricted as to withdrawal or use, and which have maturities of three months or less when purchased. Cash also includes other kinds of accounts that have the general characteristics of demand deposits in that the customer may deposit additional funds at any time and also effectively may withdraw funds at any time without prior notice or penalty.

Use of estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and revenues and expenses in the financial statements and accompanying notes. Significant accounting estimates reflected in the Company’s financial statements include useful lives for property and equipment, purchase price allocation, accruals for revenue adjustments and cost of revenues, other liabilities and share-based compensation expense. Actual results could differ from those estimates.

Certain significant risks and uncertainties

The Company participates in a dynamic high technology industry and believes that changes in any of the following areas could have a material adverse effect on the Company’s future financial position, results of operations, or cash flows: changes in the overall demand for entertainment-oriented wireless value-added services; advances and trends in new technologies and industry standards; changes in key suppliers; changes in certain strategic relationships or customer relationships; regulatory or other factors; risks associated with the ability to maintain strategic relationship with the mobile operators; and risks associated with the Company’s ability to attract and retain employees necessary to support its growth.

Property and equipment, net

Property and equipment are carried at cost less accumulated depreciation and amortization. Depreciation and amortization is calculated on a straight-line basis over the following estimated useful lives:

Computer and transmission equipment	3 years
Furniture and office equipment	3 years
Motor vehicles	3 years
Leasehold improvements	Over the shorter of the lease term or useful lives
Communication equipment	1 year
Office building	20 years

Impairment of long-lived assets

The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, the Company measures impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the assets, the Company would recognize an impairment loss based on the fair value of the assets.

Goodwill

The excess of the purchase price over the fair value of net assets acquired is recorded on the consolidated balance sheet as goodwill.

SFAS No. 142 requires the Company to complete a two-step goodwill impairment test. The first step compares the fair values of each reporting unit to its carrying amount, including goodwill. If the fair value of each reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step will not be required. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of goodwill to the carrying value of a reporting unit’s goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. This allocation process is only performed for purposes of evaluating goodwill impairment and does not result in an entry to adjust the value of any assets or liabilities. An impairment loss is recognized for any excess in the carrying value of goodwill over the implied fair value of goodwill.

As of December 31, 2006, the Company had performed a goodwill impairment test by comparing the book value to the fair value of each reporting unit. Based on the Company’s assessment, there was no impairment issue and thus no impairment charge was recorded. In estimating the fair value of a reporting unit, the Company has taken into consideration the overall and industry economic conditions and trends, market risk of the Company and the historical information; and based on a present value of estimated future cash flows method. Going forward, the Company will continue to test goodwill for impairment on an annual basis or more frequently if an event occurs or circumstances change that could more likely than not reduce the fair value of the goodwill below its carrying amount.

The change in the carrying amount of goodwill for the year ended December 31, 2006 is as follows:

Balance as of January 1, 2006	$1,169,099
Goodwill acquired during the year	14,280,764
Exchange difference	385,993
Balance as of December 31, 2006	$15,835,856

Acquired intangible assets, net

Acquired intangible assets with definite lives are amortized on a straight-line basis over their expected useful economic lives. Intangible assets with an indefinite useful life are not amortized and are subject to impairment test annually, or more frequently if events or changes in circumstances indicate that the assets might be impaired. The Company periodically evaluates the recoverability of all intangible assets and takes into account events or circumstances that warrant revised estimates of useful lives or that indicate that impairment exists.

Long-term investment

For investments in an investee over which the Company does not have significant influence, the Company carries the investment at cost. The Company reviews the cost investments for impairment whenever events or changes in circumstances indicate that the carrying value may no longer be recoverable.

Revenue recognition and cost of revenues

The Company’s revenues are primarily derived from entertainment-oriented wireless value-added services. Wireless value-added services revenues are derived from providing personalized interactive entertainment, media and community services primarily to mobile phone customers of China Mobile Communication Corporation and its various subsidiaries (“China Mobile”), China United Telecommunications Corporation (“China Unicom”), China Telecommunications Corporation (“ China Telecom”), and China Network Communications Group Corporation (“China Netcom”). Fees, established by an arrangement with China Mobile, China Unicom, China Telecom or China Netcom (collectively refer to “ Mobile Operator”) indicated in the message received on the mobile phone, for these services are charged on a transaction basis or on a monthly subscription basis, and vary according to the type of services delivered. The Company recognizes all revenues in the period in which the services are performed.

The Company contracts with the Mobile Operator for the transmission of wireless value-added services as well as for billing and collection services. The Mobile Operator provides the Company with a monthly statement that represents the principal evidence that service has been delivered and triggers revenue recognition for a substantial portion of the Company’s revenue. In certain instances, when a statement is not received within a reasonable period of time, the Company is required to make an estimate of the revenues and cost of revenues earned during the period covered by the statement based on internally generated information, historical experience, verbal communication with Mobile Operator, and/or other assumptions that are believed to be reasonable under the circumstances.

The Company measures its revenues based on the total amount paid by its customers, for which the Mobile Operator bills and collects on the Company’s behalf. Accordingly, the 15-50% service fee paid to the Mobile Operator is included in the cost of revenues. In addition, the Mobile Operator charges the Company transmission charges based on a per message fee which varies depending on the volume of the messages sent in the relevant month, multiplied by the excess messages sent over messages received. These transmission charges are likewise retained by the Mobile Operator, and are reflected as costs of revenues in the financial statements.

The Company evaluates the criteria outlined in Emerging Issues Task Force Issue No. 99-19 “Reporting Revenue Gross as Principal Versus Net as an Agent,” in determining whether it is appropriate to record the gross amount of revenues and related costs or the net amount earned after deducting service fees and transmission charges paid to the Mobile Operator. The Company records the gross amounts billed to its customers as it is the primary obligor in these transactions as it has latitude in establishing prices, it is involved in the determination of the service specifications and it has the right to select suppliers.

Operating leases

Leases where substantially all the rewards and risks of ownership of assets remain with the leasing company are accounted for as operating leases. Payments made under operating leases are charged to the consolidated statements of operations on a straight-line basis over the lease period.

Foreign currency translation

The functional currency of the Company’s subsidiaries including its variable interest entities in the PRC is the Renminbi (“RMB”). Transactions denominated in currencies other than RMB are translated into RMB at the exchange rates quoted by the People’s Bank of China (the “PBOC”) prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated into RMB using the applicable exchange rates quoted by the PBOC at the balance sheet dates. The resulting exchange differences are included in the statement of operations.

KongZhong has determined that the U.S. dollar is its functional and reporting currency. Accordingly, assets and liabilities are translated using exchange rates in effect at each year end and average exchange rates are used for the consolidated statements of operations. Translation adjustments resulting from translation of these consolidated financial statements are reflected as accumulated other comprehensive income included in the statement of shareholders’ equity.

Foreign currency risk

The RMB is not a freely convertible currency. The State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of Renminbi into foreign currencies. The value of the RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. The cash and cash equivalents of the Company included aggregate amounts of RMB140,049,263, RMB395,359,503 and RMB 606,467,284 at December 31, 2004, 2005 and 2006, respectively, which were denominated in RMB.

Product development expenses

Product development expenses consist primarily of compensation and related costs for employees associated with the development and programming of mobile data content and are expensed as incurred.

Income taxes

Deferred income taxes are recognized for temporary differences between the tax basis of assets and liabilities and their reported amount in the financial statements, net operating loss carry forwards and credits by applying enacted statutory tax rates applicable to future years. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.

Comprehensive income

Comprehensive income includes net income and foreign currency translation adjustments. Comprehensive income is reported in the statements of shareholders’ equity.

Fair value of financial instruments

Financial instruments include cash and cash equivalents, accounts receivable and accounts payable. The carrying values of cash and cash equivalents, accounts receivable and accounts payable approximate their fair values due to their short-term maturities.

Advertising costs

The Company expenses advertising costs as incurred. Total advertising expenses were $176,675, $786,173 and $4,209,069 for the years ended December 31, 2004, 2005 and 2006, respectively, and have been included as part of selling and marketing expenses.

Share-based compensation

Prior to January 1, 2006, the Company accounted for share-based compensation plans under Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB25”), and related Interpretations, as permitted by Financial Accounting Standards Board (“FASB”) Statement of Financial Accounting Standards (“SFAS”) No. 123, “Accounting for Stock-Based Compensation”, (“SFAS 123”). Accordingly, the Company recognized compensation expense only when options were granted with an exercise price below the fair value of the underlying shares. The compensation expense was recognized ratably over the requisite service period, which was generally the vesting period of the options.

Prior to January 1, 2006, the Company provided pro forma disclosure amounts in accordance with SFAS No. 148, “Accounting for Stock-Based Compensation -Transition and Disclosure” (“SFAS 148”), as if the fair value method defined by SFAS 123 had been applied to its stock-based compensation. For purpose of this reconciliation, the Company added back all stock-based employee compensation expense recorded in accordance with APB 25 in the statement of operations, then deducted the stock-based employee compensation expense determined under SFAS 123. The following table summarizes the reconciliations for the years ended December 31, 2004 and 2005.

	For the year ended December 31,
	2004	2005
Net income as reported	$20,369,261	$22,174,286
Add: Share-based compensation as reported	482,766	347,798
Less: Share-based compensation determined using the fair value method	(1,373,026)	(1,955,675)
Pro forma net income	$19,479,001	$20,566,409
Basic net income per share
As reported	$0.02	$0.02
Pro forma	$0.02	$0.01
Diluted net income per share
As reported	$0.02	$0.02
Pro forma	$0.02	$0.01

The fair value of each option grant and share granted was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions used for grants during the applicable period.

	December 31,
	2004	2005	2006
Average risk-free rate of return	2.43%	3.67%	4.95%
Weighted average expected option life	2.844 years	2.581 years	2.68 years
Volatility rate	75%	79%	63%
Dividend yield	-	-	-

In December 2004, FASB issued SFAS 123(R). Under the new standard, companies are no longer able to account for stock-based compensation transactions using the intrinsic value method in accordance with APB 25. Instead, companies are required to account for such transactions using a fair-value method and recognize the compensation expense.

Effective January 1, 2006, the Company adopted the fair value recognition provisions of SFAS 123(R), using the modified prospective transition method and therefore has not restated the results from prior periods. Under this transition method, stock-based compensation expense recognized beginning January 1, 2006 includes: (a) compensation expense for all stock-based compensation awards granted prior to, but not yet vested as of January 1, 2006 based on the fair market value as of the grant date, measured in accordance with SFAS 123, and (b) compensation expense for all stock-based compensation awards granted on or subsequent to January 1, 2006, based on grant-date fair vale estimated in accordance with the provisions of SFAS 123(R).

Net income per share

Basic net income per share is computed by dividing net income by the weighted average number of ordinary shares outstanding during the year. Diluted net income per ordinary share reflects the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares. Ordinary share equivalents are excluded from the computation in loss years as their effect would be anti-dilutive.

Segment reporting

The Company operates and manages its business as a single segment. The Company generates its revenues solely from mobile phone users in China, and accordingly, no geographical information is presented.

Recently issued accounting standards

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities, Including an amendment of FASB Statement No. 115” (“SFAS 159”). SFAS 159 provides companies with an option to report selected financial assets and liabilities at fair value. The standard requires companies to provide additional information that will help investors and other users of financial statements to more easily understand the effect of the company’s choice to use fair value on its earnings. It also requires entities to display the fair value of those assets and liabilities for which the company has chosen to use fair value on the face of the balance sheet. SFAS 159 is effective as of the beginning of an entity’s first fiscal year beginning after November 15, 2007. Early adoption is permitted as of the beginning of the previous fiscal year provided that the entity makes that choice in the first 120 days of that fiscal year and also elects to apply the provisions of SFAS 157. The Company is currently evaluating whether the adoption of SFAS 159 will have a significant effect on its consolidated results of operations and financial position.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, “Fair Value Measurements” (“SFAS 157”), which provides enhanced guidance for using fair value to measure assets and liabilities. This standard also responds to investors’ requests for expanded information about the extent to which companies measure assets and liabilities at fair value, the information used to measure fair value, and the effect of fair value measurements on earnings. The standard applies whenever other standards require (or permit) assets or liabilities to be measured at fair value. The standard does not expand the use of fair value in any new circumstances. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. Early adoption is permitted. The Company is currently evaluating whether the adoption of SFAS 157 will have a significant effect on its consolidated financial position, results of operations or cash flows.

In September 2006, the SEC issued Staff Accounting Bulletin No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements” (“SAB 108”). SAB 108 provides guidance on the consideration of the effects of prior year misstatements in quantifying current year misstatements for the purpose of a materiality assessment. SAB 108 establishes an approach that requires quantification of financial statement errors based on the effects of each on a company’s balance sheet and statement of operations and the related financial statement disclosures. The adoption of SAB 108 does not have a significant impact on its consolidated results of operations and financial position.

In June 2006, the FASB ratified the consensus on Emerging Issues Task Force (“EITF”) Issue No. 06-03 (“EITF 06-03”), “How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That Is, Gross versus Net Presentation).” EITF 06-03 provides that the presentation of taxes assessed by a governmental authority that is directly imposed on a revenue producing transaction between a seller and a customer on either a gross basis (included in revenues and costs) or on a net basis (excluded from revenues) is an accounting policy decision that should be disclosed. The provisions of EITF 06-03 will be effective for interim and annual reporting periods beginning after December 15, 2006. The Company records the business tax, which is subject to this issue, in general and administrative expense. The early adoption and implementation of EITF 06-03 did not have a significant effect on its consolidated results of operations and financial position.

In June 2006, the FASB issued Interpretation No. 48  “Accounting for Uncertainty in Income Taxes an interpretation of SFAS No. 109” (“FIN 48”), which clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS No. 109 “Accounting for Income Taxes”. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 will be effective for fiscal years beginning after December 15, 2006, with early adoption permitted. The adoption of FIN 48 does not have a significant impact on the Company’s financial position or results of operation.

Reclassifications

Due to the adoption of SFAS 123(R) on January 1, 2006 under the modified prospective transition method, any unearned or deferred compensation (contra-equity accounts) related to those earlier awards shall be eliminated against the appropriate equity accounts. The deferred stock compensation balance as of January 1, 2006 has been eliminated against Additional paid-in capital. Certain amounts in the prior periods presented have been reclassified to conform to the current period financial statement presentation. These reclassifications have no effect on previously reported net income.

3.	ACQUISITIONS

(a) Beijing WINT

In February 2005, the Company completed the acquisition of all the outstanding shares of Beijing WINT for a price of $1,684,846, consisting of $489,384 in cash and $1,195,462 satisfied by waiving receivables from former shareholders. Total cash consideration of $489,384 has been fully paid in 2005. Beijing WINT provides wireless value-added services to the PRC’s mobile phone users. The Company completed the acquisition in order to strengthen its leadership position in WAP and in the long run diversify its revenue base. The acquisition was recorded using the purchase method of accounting and, accordingly, the acquired assets and liabilities were recorded at their fair market value at the date of acquisition. The results of operations from the acquisition date have been included in the Company’s consolidated financial statements. The purchase price was allocated as follows:
Tangible assets acquired (including cash of $975)	$17,798
Acquired intangible assets:
Agreement with Operator	1,160
License of service provider	7,249
Contracts with content providers	1,160
Subscriber list	1,002
Goodwill	461,015
Total	$489,384

(b) Tianjin Mammoth

In May 2005, the Company, through its variable interest entities, Beijing AirInbox and Beijing WINT, acquired all the outstanding equity interest of Tianjin Mammoth Technology Company, for total cash consideration of $724, 944, of which $675,379 was paid in 2005 and the remaining balance of $49,565 was paid in June 2006. Tianjin Mammoth develops and sells its mobile game products in the PRC and Europe. The Company completed the acquisition to strengthen its game development capacity and acquire a stepping stone into the global mobile game market. The acquisition was recorded using the purchase method of accounting and, accordingly, the acquired assets and liabilities were recorded at their fair market value at the date of acquisition. The results of operations from the acquisition date have been included in the Company’s consolidated financial statements. The purchase price was allocated as follows:

Tangible assets acquired (including cash of $233,557)	$251,491
Acquired intangible assets:
Completed Product Technologies	289,978
Contracts with service providers	4,349
Liabilities assumed	(6,152)
Goodwill	185,278
Total	$724,944

(c) Beijing Chengxitong

On November 21, 2005, the Company acquired all the outstanding equity interest of Wuhuan Chengxitong Information Technology Company Limited (“Wuhan Chengxitong”), for a price of $1,787,658, consisting of $544, 339 in cash and $1,243,319 satisfied by waiving receivables from former shareholders. Total cash consideration of $544,339, of which approximately $507,225 was paid in 2005 and the remaining balance of $37,114 was paid in January 2006. Wuhan Chengxitong provides wireless value-added services to PRC’s mobile phone users. The Company completed the acquisition in order to diversify its revenue base. The acquisition was recorded using the purchase method of accounting and, accordingly, the acquired assets and liabilities were recorded at their fair market value at the date of acquisition. The results of operations from the acquisition date have been included in the Company’s consolidated financial statements. In July 2006, Wuhan Chengxitong moved to Beijing and changed its name as Beijing Chengxitong. The purchase price was allocated as follows:

Tangible assets acquired (including cash of $2,829)	$12,693
Acquired intangible assets:
Agreement with Operator	3,340
License of service provider	9,093
Contracts with content providers	1,064
Liabilities assumed	(4,657)
Goodwill	522,806
Total	$544,339

(d) Sharp Edge

In January 2006, the Company entered into a definitive agreement to acquire a 100% equity interest in Sharp Edge, a company incorporated in the British Virgin Islands and based in Beijing which provides wireless value-added services through its wholly owned subsidiary, Beijing Anjian Xingye, and its VIE, Beijing Xinrui, The purchase price was $18,827,032, consisting of $17,999,389 in cash and $827,643 satisfied by waiving receivables from former shareholders. The Company paid cash consideration of approximately $7 million and $11 million during the first quarter and third quarter of 2006, respectively. The acquisition was recorded using the purchase method of accounting and, accordingly, the acquired assets and liabilities were recorded at their fair market value at the date of acquisition. The results of operations from the acquisition date have been included in the Company’s consolidated financial statements. Following the acquisition, the incorporation of Sharp Edge was deregistered in the British Virgin Islands and the Company directly holds Anjian Xingye as its WOFE. Beijing Xinrui has entered into a series of contractual arrangements with Beijing Anjian Xingye, pursuant to which, Beijing Xinrui became the Company’s variable interest entity. The purchase price was allocated as follows:

Tangible assets acquired (including cash of $945,855)	$3,832,073
Acquired intangible assets:
Partnership agreement	1,982,100
Non-compete agreement	303,700
Content agreements	5,900
Self-developed contents	37,700
Operating platforms	76,700
Licenses	9,000
Liabilities assumed	(2,390,513)
Deferred tax liability	(138,035)
Goodwill	14,280,764
Total	$17,999.389

The purchase price allocation and intangible asset valuations for the acquisitions described above were based on a valuation analysis prepared by a third party valuation firm. The valuation analysis utilizes and considers generally accepted valuation methodologies such as the income, market, cost and actual transaction of Group shares approach. The Company has incorporated certain assumptions which include projected cash flows and replacement costs.

Pro forma

The following summarized unaudited pro forma results of operations for the years ended December 31, 2005 and 2006 assuming that all significant acquisitions during the year ended December 31, 2006 occurred as of January 1, 2005 and 2006, respectively. These pro forma results have been prepared for comparative purposes only and do not purport to be indicative of the results of operations which actually would have resulted had the significant acquisitions occurred as of January 1, 2005 and 2006, nor is it indicative of future operating results.

	For the year ended December 31,
	2005	2006
	(unaudited)	(unaudited)
Revenues	$82,667,442	$107,531,729
Net income	$24,008,027	$25,130,012
Income per share - basic	$0.02	$0.02
Income per share - diluted	$0.02	$0.02

4.	PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consist of the following:

	As of December 31,
	2004	2005	2006
Advance to suppliers	$459,417	$888,251	$1,307,553
Staff advances	71,958	380,421	324,028
Rental and other deposits	86,526	157,416	227,051
Interest receivables	51,834	89,580	432,854
Prepayments	49,919	65,093	22,998
Other current assets	_	76r905	60,834
	$719,654	$1,657,666	$2,375,318

5. PROPERTY AND EQUIPMENT, NET

Property and equipment, net consists of the following:

	As of December 31,
	2004	2005	2006
Computer and transmission equipment	$2,223,168	$3,715,856	$5,019,298
Furniture and office equipment	254,413	770,173	948,049
Motor vehicles	437,697	511,618	528,751
Leasehold improvements	582,274	796,802	1,091,291
Communication equipment	87,797	197,559	270,294
Office building	-	-	526,572
	3,585,349	5,992,008	8,384,255
Less: accumulated depreciation
and amortization	(1,101,157)	(2,875,640)	(5,283,479)
	$2,484.192	$3,116.368	$3,100.776

Depreciation expenses for the year ended December 31, 2004, 2005 and 2006 are $793,749, $1,758,823 and $2,347,737 respectively.

6. ACQUIRED INTANGIBLE ASSETS, NET

Acquired intangible assets, net consist of the following:

	2005			2006
	Gross carrying amount	Accumulated amortization	Net carrying amount	Gross carrying amount	Accumulated amortization	Net carrying amount	Amortization period
Agreements with Operators	$4,500	$(415)	$4,085	$1,986,600	$(407,322)	$1,579,278	2-4 years
Operating platforms	-	-	-	76,700	(12,067)	64,633	5 years
Licenses of service providers	16,342	(2,266)	14,076	25,342	(9,478)	15,864	3-3.5 years
Contracts with content providers	2,224	(1,055)	1,169	8,124	(7,620)	504	1 year
Non-compete agreement	-	-	-	303,700	(133,780)	169,920	2 years
Self-developed contents	-	-	-	37,700	(16,640)	21,060	2 years
Completed product technologies	289,978	(56,385)	233,593	289,978	(144,841)	145,137	3 years
Contracts with service providers	4,349	(2,537)	1,812	4,349	(4,349)	-	1 year
Subscriber list	1,002	(835)	167	1,002	(1,002)	-	1 year
Trademarks	8,840	(3,165)	5,675	13,450	(12,221)	1,229	1 year
Total	$327,235	$(66,658)	$260,577	$2,746,945	$(749,320)	$1,997,625

Assuming no subsequent impairment of the acquired intangible assets recorded as of December 31, 2006, amortization expenses for the years ending December 31, 2007, 2008, 2009, 2010 and 2011 are $822,085, $586,857, $528,907, $58,456 and $1,320.

There were no acquired intangible assets in 2004.

7. LONG-TERM INVESTMENT

In March 2005, the Company acquired a 10% equity interest in eFriendsNet Entertainment Corp. (“EFN”) for $500,000 for long-term investment purposes. EFN is primarily engaged in online dating services. The Company did not exert significant influence over the operating and financial activities of EFN, and accordingly, this was recorded as a long-term investment at cost. On January 19, 2006, the Company sold the investment in EFN and received cash consideration of $1,740,805, resulting in a gain of US$1,240,805 recognized for 2006. In February 2007, the Company received additional payments of $207,631, which had been contingent upon certain conditions.

8. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consist of the following:

	As of December 31,
	2004	2005	2006
Accrued welfare benefits	$276,720	$819,750	$1,120,642
Accrued payroll	571,445	1,583,682	1,815,126
Accrued litigation settlement expenses	-	3,500,000	-
Accrued professional service fees	550,003	474,316	828,612
Amounts due to directors	615	-	-
Other tax payables	457,267	577,460	468,404
Others	42,726	47,454	13,512
	$1,898,776	$7,002,662	$4,246,296

9. INCOME TAXES

The Company is a tax exempted company incorporated in the Cayman Islands. The subsidiaries and VIEs incorporated in the PRC are governed by the Income Tax Law of the PRC Concerning Foreign Investment and Foreign Enterprises and various local income tax laws (the “Income Tax Laws”). Pursuant to the PRC Income Tax Laws, the PRC enterprises are subject to income tax at a statutory rate of 33% (comprising state income tax of 30% and local income tax of 3% for Foreign Investment and Foreign Enterprises) on PRC taxable income. However, KongZhong Beijing, KongZhong China, Beijing Anjian Xingye, Beijing AirInbox, Beijing Boya Wuji, Beijing WINT, Beijing Xinrui, Beijing Chengxitong and Tianjin Mammoth benefit from preferential tax treatment as a high technology enterprise and are subject to an income tax rate of 15%. A summary of the tax concessions available to the PRC entities for the year ended December 31, 2006 is as follows:

PRC entities	Chinese State unified income tax rate (%)	Chinese local income tax rate (%)	Concession from Chinese State unified income tax	Concession from Chinese local income tax	Year of commencement of tax holiday
KongZhong Beijing	15	3	Full exemption for 3 years starting from commencement of tax holiday followed by a 50% reduction for the succeeding 3 years	Full exemption from the commencement of operation	2003

KongZhong China	15	3	Same as KongZhong Beijing	Same as KongZhong Beijing	2005

Beijing Anjian Xingye	15	3	Same as KongZhong Beijing	Same as KongZhong Beijing	2005

Beijing Airlnbox	15	N/A	Full exemption for 2 years starting from commencement of tax holiday followed by a 50% reduction for the succeeding 3 years	N/A	2003

Beijing Boya Wuji	15	N/A	Same as KongZhong Beijing	N/A	2004

Beijing WINT	15	N/A	Same as KongZhong Beijing	N/A	2004

Beijing Chengxitong	15	N/A	None	N/A	2004

Beijing XinRui	15	N/A	Same as KongZhong Beijing	N/A	2004

Tianjin Mammoth	15	N/A	Full exemption for 2 years starting from commencement of tax holiday	N/A	September 2003

Beijing Shuziyuansu	33	N/A	None	N/A	N/A

The principal components of the deferred income tax assets and liabilities are as follows:
	As of December 31,
	2004	2005	2006
Deferred tax assets
Depreciation and amortization	$50,179	$98,159	$158,000
Net operating loss carryforwards	4,634	11,875	877
Deferred tax assets	54,813	110,034	158,877
Valuation allowance	(54,813)	(110,034)	(158,877)
Deferred tax assets, net
Deferred tax liabilities	$-	$-	$-
Depreciation and amortization	$-	$-	$142,478
Deferred tax liabilities	$-	$-	$142,478

The Company operates through multiple subsidiaries and variable interest entities and the valuation allowance is considered on each individual subsidiary and variable interest entities basis. A full valuation allowance has been established because the Company believes that either it is more likely than not that its deferred taxes assets will not be realized as it does not expect to generate sufficient taxable income in future, or the amount involved is not significant. The tax losses carried forward as of December 31, 2004, 2005 and 2006 amount to $61,793, $96,536 and $2,659 and will expire by 2009, 2010 and 2011 respectively.

A reconciliation between current income tax expense and the Company’s effective tax rate is as follows:

	For the year ended December 31,
	2004	2005	2006
PRC enterprise income tax	33%	33%	33%
Effect of tax holiday granted to
a PRC subsidiary	(34.3%)	(33.5%)	(31.8%)
Tax effect of expenses that are not
deductible in determining taxable profit	1.5%	2.6%	4.6%
Change in valuation allowance	(0.2%)	0.2%	0.2%
Effective tax rate for the year	-	2.3%	6.0%

Note: The domestic income tax rate in the jurisdiction where the operation of the Company is substantially based is used.

If the tax holiday granted to KongZhong Beijing, KongZhong China, Beijing Anjian Xingye, Beijing AirInbox, Beijing Boya Wuji, Beijing WINT, Beijing Chengxitong, Tianjin Mammoth and Beijing Xirui was not available, income tax provision and earnings per share amounts would be as follows:

	For the year ended December 31,
	2004	2005	2006
Provision for income taxes	$6,986,657	$8,128,286	$9,940,246
Net income per share-basis	$0.01	$0.01	$0.01
Net income per share-diluted	$0.01	$0.01	$0.01

10. SHARE CAPITAL

In 2002, the Company issued:

(1)	231,000,000 shares of Series A convertible preference shares for cash proceeds of $550,011.

(2)	350,000,000 shares of Series B redeemable convertible preference shares for cash proceeds of $2,970,025 after share issuance cost of $30,000.

Each convertible preference share was convertible into one ordinary share at a conversion price of $0.002381 and $0.0085715 for Series A convertible preference shares and Series B redeemable convertible preference shares, respectively, and was automatically converted at the consummation of the Company’s sale of ordinary shares in public offering, on July 9, 2004. Upon the public offering, 231,000,000 and 350,000,000 ordinary shares were converted from Series A convertible preference shares and Series B redeemable convertible preference shares, respectively. As of December 31, 2006, there were no Series A convertible preference shares or Series B redeemable convertible preference shares outstanding.

In July 2004, the Company completed the initial public offering of American Depositary Shares, representing the Company’s ordinary shares, and listed the ADSs on the Nasdaq National Market. Accordingly 320,000,000 ordinary shares were issued for total proceeds of $80,000,000, before offering costs of $6,565,297.

11. STOCK OPTIONS

The Company’s 2002 employee equity incentive plan (“2002 Plan”) allows the Company to offer a variety of incentive awards to employees, consultants or external service advisors of the Company. Options to purchase 105,000,000 ordinary shares are authorized under the Plan. In 2005, the shareholders authorized additional 32,000,000 options under the plan. Under the terms of the Plan, options are generally granted at prices equal to the fair market value of the Company’s shares listed on the Nasdaq National Market. Prior to the Company’s initial public offering the market value of the ordinary shares underlying the stock options was determined by the Board of Directors. The stock options expire 10 years from the date of grant and vest over 4 years. As of December 31, 2006, options to purchase 75,743,800 shares of ordinary shares were outstanding, and options to purchase 16,670,120 ordinary shares were available for future grant. In 2006, the shareholders approved 2006 employee equity incentive plan, which allows the Company to offer 40,000,000 restricted share units to employee. As of December 31, 2006, no restricted share units have been granted.

For stock options granted prior to the initial public offering, the Company obtained a valuation analysis performed by an independent appraiser to reassess the determination of the market value of the Company’s ordinary shares. The valuation analysis utilized generally accepted valuation methodologies such as the income and market approach and discounted cash flow approach to value the Company’s business. As a result, prior to January 1, 2006, stock compensation expense was recorded for the difference between the market value of the ordinary shares and the exercise price of the employee stock options. For stock options granted following the initial public offering, options are granted at the fair market value of the ordinary share at the date of grant determined using the quoted market price of the Company’s stock. Accordingly, there were no compensation charges generated from these option grants under APB 25 before January 1, 2006. With the adoption of SFAS 123R on January 1, 2006, the Company recognizes compensation costs for share - based awards to employees based on their grant date fair value for all awards granted to employees prior to the adoption of SFAS 123R that remain unvested on January 1, 2006 and for all share - based payments granted after January 1, 2006.

The Company recorded a share-based compensation expense of $482,766, $347,798 and $1,638,239 in 2004, 2005 and 2006, respectively.

The Company recognizes the compensation costs net of a forfeiture rate and recognizes the compensation costs for those options expected to vest on a straight-line basis over the requisite service period of the award, which is generally the vesting period. The estimate of forfeitures will be adjusted over the requisite service period to the extent that actual forfeitures differ, or are expected to differ, from such estimates. Changes in estimated forfeitures will be recognized through a cumulative catch-up adjustment in the period of change and will also impact the amount of share-based compensation expense to be recognized in future periods.

A summary of the stock option activity is as follows:

	Outstanding options
	Number of Options	Weighted average exercise price
Options outstanding at January 1, 2004	49,720,000
Granted	52,760,000	$0.227
Forfeited	(3,970,000)	$0.226
Exercised	(1,600,000)	$0.003
Options outstanding at December 31, 2004	96,910,000
Granted	22,000,000	$0.210
Forfeited	(16,936,650)	$0.237
Exercised	(12,923,600)	$0.023
Options outstanding at December 31, 2005	89,049,750
Granted	32,400,000	$0.222
Forfeited	(15,643,470)	$0.218
Exercised	(30,062,480)	$0.074
Options outstanding at December 31, 2006	75,743,800

The weighted average per share fair value of options as of the grant date was as follows:
	For the year ended December 31,
	2004	2005	2006
Stock options	$0.139	$0.150	$0.165

The total intrinsic value of options exercised during the year ended December 31, 2006 was $5,120,749.

The following table summarizes information with respect to stock options outstanding at December 31, 2006:
	Options outstanding				Options exercisable
	Number outstanding	Weighted average remaining contractual life	Weighted average exercise price	Aggregate intrinsic value	Number exercisable	Weighted average exercise price	Aggregate intrinsic value
Range of average exercise price
$0.0025	11,626,560	5.50 years	$0.0025		11,626,560	$0.0025
$0.0100	2,460,080	5.96 years	$0.0100		2,460,080	$0.0100
$0.0500	1,192,320	6.58 years	$0.0500		548,258	$0.0500
$0.2500	10,566,840	7.13 years	$0.2500		7,004,340	$0.2500
$0.1750	9,523,000	7.83 years	$0.1750		2,383,000	$0.1750
$0.2500	2,000,000	8.01 years	$0.2500		1,333,333	$0.2500
$0.1795	2,830,000	8.37 years	$0.1795		1,330,000	$0.1795
$0.2500	1,200,000	8.50 years	$0.2500		600,000	$0.2500
$0.2575	2,625,000	8.66 years	$0.2575		1,250,000	$0.2575
$0.3125	2,000,000	9.00 years	$0.3125		666,667	$0.3125
$0.3138	800,000	9.01 years	$0.3138		-	$0.3138
$0.3270	7,520,000	9.28 years	$0.3270		-	$0.3270
$0.1713	7,400,000	9.53 years	$0.1713		-	$0.1713
$0.1713	14,000,000	9.53 years	$0.1713		-	$0.1713
Total	75,743,800			$5,075,146	29,202,238	$0.1199	$3,623,879

12. SEGMENT AND GEOGRAPHIC INFORMATION

The Company is primarily engaged in providing value-added services such as games and entertainment, communication services, media, and various other related products to mobile phone users. The Company operates in one segment. The Company’s chief operating decision maker has been identified as the Company’s Chief Executive Officer, who reviews consolidated results of operations when making decisions about allocating resources and assessing performance of the Company.

Product lines

The Company derives revenues principally from providing value-added services, such as games and entertainment, communication services, personalized media, and various other related products to mobile phone users. These services are delivered through 2.5G technology platforms including wireless access protocol (“WAP”), multimedia messaging services (“MMS”) and JavaTM and 2G technology platforms, including short messaging services (“SMS”), interactive voice response (“IVR”) and color ring back tone (“CRBT”). Revenues for the years ended December 31, 2004, 2005 and 2006 are as follows:
	For the year ended December 31,
	2004	2005	2006
2.5G services
WAP	$22,101,535	$38,207,474	$26,154,220
MMS	17,264,109	15,069,790	23,134,712
Java™	783,559	3,041,051	2,505,971
	40,149,203	56,318,315	51,794,903
2G services
SMS	6,629,575	14,870,475	43,308,829
IVR	1,068,109	5,235,861	6,443,488
CRBT and others	111,765	1,151,706	4,932,987
	7,809,449	21,258,042	54,685,304
Other revenues	10,565	176,466	289,010
	$47,969,217	$77,752,823	$106,769,217

13. NET INCOME PER SHARE

The following table sets forth the computation of basic and diluted net income per share:
	For the year ended December 31,
	2004	2005	2006
Net income (numerator), basicand diluted	$20,369,261	$22,174,286	$24,691,645
Shares (denominator):
Weighted average ordinary shares outstanding used in computing basic net income per share	903,010,929	1,377,102,380	1,399,872,743
Effect of dilutive securities:
Plus weighted average preferred shares outstanding	301,612,022	-	-
Plus incremental weighted average ordinary shares from assumed conversions of stock options using the treasury stock method	46,018,031	47,581,190	18,382,553
Total weighted average shares used in computing diluted net income per share	1,250,640,982	1,424,683,570	1,418,255,296
Net income per share, basic	$0.02	$0.02	$0.02
Net income per share, diluted	$0.02	$0.02	$0.02

As of December 31, 2004, 2005 and 2006, the Company had 33,260,000, Nil, 60,464,840 ordinary shares equivalents, respectively, outstanding that could have potential diluted income per share in the future, but which were excluded in the computation of diluted income share in the period, as they have anti-diluted effect.

Common stock equivalents are calculated using the treasury stock method. Under the treasury stock method, the proceeds from the assumed conversion of options are used to repurchase outstanding ordinary shares using a yearly average market price.

14. CONCENTRATIONS

(a) Dependence on Mobile Operator

The revenue of the Company is primarily derived from cooperative arrangements with Mobile operator in Mainland China. The major operators cooperated with the Company are China Mobile and China Unicom, China Telecom and China Netcom. The Mobile Operator is entitled to a portion of the revenues earned primarily from the transmission of wireless short message and WAP as well as for the billing and collection of service. If the strategic relationship with the Mobile Operator in the PRC is terminated or scaled-back, or if the Mobile Operator alter the revenue sharing arrangements, the Company’s wireless value-added service business would be adversely affected.

Revenues collected through China Mobile for the years ended December 31, 2004, 2005 and 2006 are approximately $47,716,000, $73,844,000 and $81,147,000 representing 99%, 95% and 76% of revenues, respectively.

Revenues collected through China Unicom for the years ended December 31, 2004, 2005 and 2006 are approximately $62,000, $2,107,000 and $11,724,000 representing Nil, 3% and 11% of revenues, respectively.

Amounts due from China Mobile as of December 31, 2004, 2005 and 2006 amounted to approximately $10,131,000, $9,889,000 and $7,387,000 representing approximately 99%, 91% and 64% of accounts receivable, respectively.

Amounts due from China Unicom as of December 31, 2004, 2005 and 2006 amounted to approximately $18,000, $827,000 and $2,373,000 representing approximately Nil, 8% and 21% of accounts receivable, respectively.

(b) Credit risk

The Company depends on the billing system of the Mobile Operator to charge the mobile phone users through mobile phone bills and collect payments from users. The Company generally does not require collateral for its accounts receivable. The Company has not experienced any significant credit losses for any periods presented.

15. MAINLAND CHINA CONTRIBUTION PLAN AND PROFIT APPROPRIATION

Full time employees of the Company in the PRC participate in a government-mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require the Company accrue these benefits based on certain percentages of the employees’ salaries. The total provision for such employee benefit was $987,906, $2,268,817 and $2,583,427 for the years ended December 31 2004, 2005 and 2006, respectively.

Pursuant to the laws applicable to the PRC’s Foreign Investment Enterprises and local enterprises, the Company’s subsidiaries in the PRC must make appropriations from after-tax profit to non-distributable reserve funds as determined by the Board of Directors of the Company.

For foreign enterprises, these reserve funds include (i) a general reserve fund, (ii) an enterprise expansion fund, and (iii) a staff bonus and welfare fund. Subject to certain cumulative limits, the general reserve fund requires annual appropriations of 10% of after-tax profit (as determined under PRC GAAP at each year-end); the other fund appropriations are at the Company’s discretion. These reserve funds can only be used for specific purposes of enterprise expansion and staff welfare and bonus and are not distributable as cash dividends. As of December 31, 2004, 2005 and 2006, the general reserve fund amounted to $381,629, $1,852,336 and $2,523,477, respectively. The Company had nil balance at the enterprise fund and the staff bonus and welfare fund for all the years presented.

For local enterprises, these reserve funds include (i) a statutory surplus reserve fund, (ii) a statutory public welfare fund and (iii) a general surplus reserve fund. Subject to certain cumulative limits, the statutory surplus reserve fund and the statutory public welfare fund require annual appropriations of 10% and 5%, respectively, of after-tax profit (as determined under PRC GAAP at each year end). The statutory surplus reserve fund can be converted into paid-in capital or distributed as dividends to shareholders under certain conditions. When the total amount of statutory surplus reserve fund up to 50% of paid-in capital of the company, the company can stop accruing this reserve fund. The statutory public welfare fund can only be utilized on capital items for the collective benefits of the company’s employees such as the construction of dormitories, canteen, and other staff welfare facilities. The general surplus reserve fund can be used to distribute dividend to shareholders. Statutory public welfare fund should not be appropriated any longer since January 1, 2006 according to the Company Law of the People’s Republic of China (revised in 2005) and the balance of that fund should be transferred to the general surplus reserve fund. Therefore, there are only 2 reserve funds in 2006, (i) a statutory surplus reserve fund and (ii) a general surplus reserve fund. As of December 31, 2004, 2005 and 2006, the statutory surplus reserve fund amounted to $604,115, $995,897 and $1,520,820, and the general surplus reserve fund amounted to $2,792,103, $2,987,994 and $2,360,633, respectively.

16. COMMITMENT AND CONTINGENCY

(a) Operating lease as lessee

The Company leases certain office premises under non-cancelable leases which expire in 2007. Rental expenses under operating leases for the year ended December 31, 2004, 2005 and 2006 were $1,112,667, $1,587,839 and $1,795,573, respectively.

Future minimum lease payments under non-cancelable operating leases agreements were as follows:

Year ending
2007	$623,945

(b) Class action lawsuit settlement

In 2004, several class action lawsuits were filed against the Company and certain of its officers on behalf of shareholders of the Company in the U.S. District Court for the Southern District of New York. The lawsuits claimed that the Company had failed to adequately disclose in its prospectus certain sanctions imposed by China Mobile against the Company. The Court appointed a lead plaintiff in the actions. Following this appointment, plaintiffs filed a consolidated complaint.

In September, 2005, the Company entered into a memorandum of understanding with the counsels for the lead plaintiff to settle this class action lawsuit arising out of the Company’s initial public offering in July 2004 for $3,500,000. As a result, the Company recorded an expense of $3,500,000 with respect to the settlement of this class action lawsuit for the year ended December 31, 2005.

In January 2006, the United States District Court Southern District of New York preliminarily approved the class action lawsuit settlement agreement that was entered between the Company and the lead plaintiff counsel. The Company made a settlement payment of $3.5 million into an escrow account during the first quarter of 2006. The court approved the settlement on April 14, 2006.

(c) Business tax

The subsidiaries and VIEs incorporated in the PRC are subject to business tax at rates of 3% to 5% on PRC taxable revenues, as defined by the related tax rules and regulations. When determining the PRC taxable revenues, the subsidiaries and VIEs have adopted a “net” basis, i.e. deducting certain items of cost of revenues from revenues. The deducting items include service fees and transmission charges payable to Mobile Operator and fees for business co-operations.

Management believes that the “net” basis is in line with the current tax rules and regulations, the tax rules and regulations might make the deduction criteria more clearly and might require retrospective adjustment of previously settled business tax, which might have an adverse impact on the Company’s financial position and results of operations.

17. SUBSEQUENT EVENTS

(a) On January 19, 2006, the Company announced that it had sold its shares in EFN. The transaction has closed and the Company has received cash consideration of $1,740,805. The Company received additional payments of $207,631 in February 2007.

(b) In January 2006, the Company entered into a definitive agreement to acquire a 100% equity interest in Sharp Edge, a company incorporated in the British Virgin Islands and based in Beijing which provides wireless value-added services through its VIE, Beijing Xinrui. The Company paid cash consideration of approximately $7 million and $11 million during the first quarter and third quarter of 2006, respectively. A further cash consideration of $17 million was made in the first quarter of 2007.